
10011887


CNB

The Conway National Bank

CORPORATION

2009 ANNUAL REPORT


SEC MAIL
PROCESSING
RECEIVED
APR 1 3 2010
WASH. D.C.
205
SECTION

CNB CORPORATION AND SUBSIDIARY

FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	**2009**	**2008**	**2007**
Operating income	$ 52,807	$ 57,307	$ 60,757
Operating expense	44,907	43,862	46,022
Operating earnings	7,180	13,445	14,735
Income taxes	2,113	4,488	5,015
Net income	$ 5,067	$ 8,957	$ 9,720
Earnings per share of common stock (1)	$ 3.03	$ 5.36	$ 5.65
Return on stockholders' equity	5.91%	10.65%	11.93%
Return on average assets	.56%	1.04%	1.15%
Cash dividend paid per share (1)	$ 1.25	$ 2.63	$ 2.63
AT YEAR END			
Assets	$ 920,641	$ 874,625	$ 865,638
Loans (less allowance for loan losses)	570,654	591,190	567,244
Investments	232,605	206,996	216,141
Deposits	705,270	679,219	692,289
Allowance for loan losses	9,142	7,091	6,507
Stockholders' equity	87,429	83,527	82,112
Shares authorized (1)	3,000,000	3,000,000	3,000,000
Shares outstanding (1)	1,677,233	1,659,036	1,704,212
Number of shareholders	964	854	845
Book value per share (1)	$ 52.13	$ 50.35	$ 48.18
Loans to deposits ratio	82.21%	88.08%	82.88%
Loans to assets ratio	62.98%	68.40%	66.28%
Stockholders' equity to assets ratio	9.50%	9.55%	9.49%
Stockholders' equity to loans ratio	15.08%	13.96%	14.31%

(1) 2008 and 2007 shares and per share data have been restated for the effect of a two-for-one stock split during 2009.

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 5:15 P.M., on May 11, 2010. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 19, 2010. Only those holders of common stock of the Company of record at the close of business on March 31, 2010, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

The Company will furnish, free of charge, a copy of the 10-K annual report upon written request to L. Ford Sanders, II, Executive Vice President and Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

CNB CORPORATION AND SUBSIDIARY
ANNUAL REPORT
TABLE OF CONTENTS

Page

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry County and the "Waccamaw Neck" portion of Georgetown County, South Carolina. The Bank employs approximately 252 employees and has 14 banking offices in addition to its Operations and Administration Building, which is located at 1400 Third Avenue in Conway, South Carolina.

The Bank provides a full range of commercial banking services. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, Health Savings Accounts, passbook savings accounts, Christmas Club accounts, certificates of deposit of various maturities, and loans to individuals for personal use, home purchases, home improvement, and revolving lines of credit. Long-term mortgage loans are provided through the Bank's secondary mortgage department which acts in an agency capacity for various investor companies. Additionally, the Bank offers cashier's checks, personal money orders, traveler's checks, safe deposit boxes, 24-hour teller machines on the STAR Network, direct deposit, automated transfers, wire transfer services, banking by phone through CNB Access, CNB Internet Banking, electronic statement delivery, a Master Card/Visa credit card program, Visa debit cards, and research services. The Bank offers discount brokerage services through a third party, UVest. Commercial lending operations include a wide variety of credit products for business, industry, real estate, and agriculture. In addition to the services already mentioned, other commercial services include account reconciliation, cash management, credit card merchant services, commercial automated clearing house services, traditional lock box services, e-lockbox services, and remote deposit capture. The Bank does not provide trust services; does not sell annuities; does not sell mutual funds; and does not sell property, casualty, or life insurance.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

STOCK PERFORMANCE

The chart below shows the performance of CNB Corporation in comparison to the Carson Medlin Company's Independent Bank Index and the NASDAQ stock index. The chart assumes $100 invested on December 31, 2004 in each of CNB Corporation stock, the Independent Bank Index, and NASDAQ index with reinvestment of dividends.



CNB CORPORATION
Five Year Performance Index
200
150
100
50
0
2004
2005
2006
2007
2008
2009
100
120
130
148
163
169
108
125
91
73
85
102
112
122
59
80
CNB CORPORATION
INDEPENDENT BANK INDEX
NASDAQ INDEX

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 2009 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The 2009 operating year proved to be an especially difficult period for the banking industry and the economy. Notwithstanding continuing high levels of unemployment, the national economy began to emerge from a state of serious recession in the third and fourth quarters of 2009. The real gross domestic product (GDP) was reported to have increased at an annual rate of 2.2% in the third quarter and 5.6% in the fourth quarter of 2009. Locally, the slumping real estate sector also posted gains in the fourth quarter of 2009 with the total number of real estate transactions increasing approximately 33% as compared to the fourth quarter of 2008. This is an improvement from the approximate 11%, 21%, and 44% declines experienced for the third, second, and first quarters of 2009, respectively, in comparison to the same periods in 2008. The banking industry has continued to experience significant challenges with 140 bank failures occurring nationally in 2009 compared to 25 for 2008. Despite these difficulties, Conway National maintained a solid financial position and achieved 2009 operating results which compare very favorably in the banking industry. Total assets for the Company closed the year at $920.6 million, up $46.0 million from year-end 2008, and closed the year above the $900-million asset mark for the first time.

Net income for 2009 totaled $5,067,000, down 43.4% from the $8,957,000 earned for 2008. Although earnings declined for 2009, Conway National performed very well in comparison to our national peer group and to the combined operating results of all South Carolina banks. On a per share basis, earnings declined 43.5% from $5.36 in 2008 to $3.03 in 2009, adjusted for the effect of a two-for-one stock split in 2009, representing a return on average assets of .56% and a return on average equity of 5.91% as compared to 1.04% and 10.65%, respectively, for 2008. The return on average assets for the Bank's national peer group was .18% for 2009, while the annualized return on average assets for all South Carolina banks was a net loss of (.82%) for 2009.

As of December 31, 2009, total assets were $920.6 million, an increase of 5.3% over December 31, 2008. Total deposits were $705.3 million at December 31, 2009, an increase of 3.8% from $679.2 million for the previous year. This is the first year in our history that deposits closed the year above $700 million. As well, the Bank experienced a substantial increase in repurchase agreements, which increased 55.2% from $67.4 million at December 31, 2008 to $104.7 million at December 31, 2009. Investment securities were $232.6 million at year-end 2009, an increase of 12.4% from the prior year. Loans totaled $579.8 million at December 31, 2009, a decrease of 3.1% from 2008, reflecting the recessionary economy and soft demand for loans. During 2009 and as we begin 2010, some would-be borrowers have been holding back, and the borrowing capacity of others has been limited by recessionary business performance. While banks have been criticized for not lending, we stand ready with lendable funds to make good loans to help individuals and businesses grow and create jobs.

CNB Corporation's capital position remains strong by all industry measures. Stockholders' equity totaled $87.4 million at December 31, 2009, up 4.7% from $83.5 million at December 31, 2008, resulting in a current book value of $52.13, as compared to the stock split-adjusted book value of $50.35 per share for December 31, 2008. During the fourth quarter of 2009, the Board declared and executed a two-for-one stock split of CNB Corporation common stock. We continue to believe that the Bank's strong capital base will serve as a solid foundation to support future growth of operations, attract deposits, and enable the Bank to help meet the diversified financial needs of our expanding market.

Net income for 2009 of $5,067,000 compares favorably to peer and industry performances but is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased slightly, .3% to $31,818,000 for 2009 from

$31,898,000 for 2008. Other factors which affect earnings include the provision for loan losses, noninterest expense, and noninterest income. The provision for loan losses increased significantly, 245.4%, from $2,533,000 for 2008 to $8,748,000 for 2009. The allowance for loan losses, as a percentage of net loans, was increased to 1.60% at December 31, 2009 as compared to 1.20% at December 31, 2008. Noninterest expense increased 3.9% from $23,108,000 for 2008 to $24,030,000 for 2009; and noninterest income increased 13.2% from $7,188,000 to $8,140,000 for the same periods, respectively. Noninterest expense increased due primarily to increased FDIC insurance premiums, which increased 589.5% from $239,000 for 2008 as compared to $1,648,000 for 2009. Noninterest income increased due to increased gains on sales of investment securities, partially offset by a decline in service charge income on deposit accounts and decreased other operating income.

With the national and local economies expected to remain subdued through much of 2010, we anticipate that profitability will remain below historical levels while, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have been relatively minor in terms of the magnitude of non-performing assets in the industry and local markets, we will continue to manage and address credit concerns during 2010. While our loan losses appear to be leveling, they will remain at historically high levels in 2010. Loan losses are expected to begin a downward trend in the second half of 2010. However, the Bank will continue to incur significant FDIC insurance premiums through 2012.

Although the national and local economies have begun to show some bright spots and signs of strengthening, much uncertainty remains about the sustainability and speed of the current recovery. The key economic indicator of unemployment remains stubbornly high on the local, state, and national levels. However, we are confident that your bank will continue to thrive throughout this difficult period and is positioned and poised to meet the future demands and opportunities which will be present.

Operational achievements and highlights of 2009 include investments in several areas to enhance, improve, and expand service to current and future banking customers. Early in 2009, we completed the sitework and installation of our 15th Automated Teller Machine (ATM) on River Oaks Drive in Carolina Forest. In April 2009, the Bank completed an 18-month process of converting our core computer application systems. This massive project required significant effort from all Conway National staff, and their extraordinary efforts are commendable. In October 2009, the Bank completed our system conversions with the installation and implementation of a new teller platform operating system. The implementation of these state-of-the-art systems will provide the capacity for growth and increased efficiency for many years to come.

As our area, state, and country continue to weather the economic difficulties, Conway National will remain steadfast in its conservative and prudent banking practices. The entire staff of 251 members would like to express our sincere appreciation to our customers, shareholders, and directors for your support and involvement in making CNB Corporation and The Conway National Bank successful. We look forward to the future and are grateful for our heritage and mission which demand that we remain true to the people, principles, values, and service to our communities that have successfully guided us for 107 years.



W. Jennings Duncan, President and CEO
CNB Corporation and
The Conway National Bank

CNB CORPORATION

QUARTERLY FINANCIAL INFORMATION

(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
Total interest income	$11,254	$13,680	$11,163	$12,428	$10,821	$12,050	$10,709	$11,961
Total interest expense	3,386	5,694	3,053	4,660	2,897	4,050	2,793	3,817
Net interest income	7,868	7,986	8,110	7,768	7,924	8,000	7,916	8,144
Provision for possible loan losses	1,231	359	3,095	495	2,221	500	2,201	1,179
Noninterest income	1,892	1,845	2,484	1,728	1,902	2,047	1,862	1,568
Noninterest expenses	5,671	5,637	6,333	5,824	5,699	5,917	6,327	5,730
Income before income taxes	2,858	3,835	1,166	3,177	1,906	3,630	1,250	2,803
Income taxes	920	1,295	325	1,040	614	1,245	254	908
Net income	$ 1,938	$ 2,540	$ 841	$ 2,137	$ 1,292	$ 2,385	$ 996	$ 1,895
Net income per weighted average shares outstanding (1)	$ 1.17	$ 1.50	$ .50	$ 1.28	$ .77	$ 1.43	$ .59	$ 1.14

(1) 2008 net income per weighted average shares outstanding has been adjusted for the effect of a two-for one stock split issued during 2009.

Stock Prices and Dividends

As of December 31, 2009, there were approximately 964 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. During 2009 and 2008, management was aware of a few transactions, including some transactions in which the Company was the purchaser and some transactions in which the Company was the seller, in which the Company's common stock traded in the ranges set forth below. However, management has not ascertained that these transactions resulted from arm's length transactions between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the value of the common stock.

	2009(1)		2008(1)	
	High	Low	High	Low
First quarter	$82.50	$79.00	$112.50	$81.25
Second quarter	$85.00	$79.00	$ 96.00	$81.25
Third quarter	$91.50	$79.00	$ 95.00	$79.75
Fourth quarter	$81.75	$80.00	$ 92.50	$76.00

(1) Market prices have been adjusted to give retroactive effect for a two-for-one stock split declared October 13, 2009 and distributed November 5, 2009.

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company paid an annual cash dividend of $1.25 per share for 2009 and $2.63 per share for 2008, adjusted for the effect of a two-for-one stock split in 2009. The Company distributed 838,741 common stock shares associated with a two-for-one stock split on November 5, 2009. There can be no assurance, however, as to the payment of dividends by the Company in the future. Payment of dividends is within the discretion of the Board of Directors, and is dependent upon the earnings and financial condition of the Company and the Bank, and other related factors. The Company's primary source of funds with which to pay dividends are dividends paid to the Company by the Bank. There are legal restrictions on the Bank's ability to pay dividends.

CNB CORPORATION

FINANCIAL SUMMARY

(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Years Ended December				
	2009	2008	2007	2006	2005
Selected income statement data:					
Total interest income	$ 43,947	$ 50,119	$ 53,755	$ 49,411	$ 39,079
Total interest expense	12,129	18,221	22,858	18,396	10,459
Net interest income	31,818	31,898	30,897	31,015	28,620
Provision for loan losses	8,748	2,533	1,145	808	1,275
Net interest income after provision for loan losses	23,070	29,365	29,752	30,207	27,345
Total noninterest income	8,140	7,188	7,002	6,958	6,411
Total noninterest expenses	24,030	23,108	22,019	22,339	19,530
Income before income taxes	7,180	13,445	14,735	14,826	14,226
Income taxes	2,113	4,488	5,015	4,780	4,748
Net income	$ 5,067	$ 8,957	$ 9,720	$ 10,046	$ 9,478
***Per share:**					
Net income per weighted shares outstanding	$ 3.03	$ 5.36	$ 5.65	$ 5.80	$ 5.47
Cash dividend paid per share	$ 1.25	$ 2.63	$ 2.63	$ 2.63	$ 2.50
Weighted average shares outstanding	1,672,527	1,672,566	1,722,130	1,731,178	1,734,692

***Per share data for 2008, 2007, 2006, and 2005 have been adjusted for the effect of a two-for-one stock split issued during 2009. Per share data for 2006 and 2005 have been adjusted for a 10% stock dividend issued during 2007.**

	2009	2008	2007	2006	2005
Selected balance sheet data:					
Assets	$920,641	$874,625	$865,638	$837,622	$792,720
Net loans	570,654	591,190	567,244	560,849	498,008
Investment securities	232,605	206,996	216,141	179,598	181,942
Federal funds sold	14,000	21,000	26,000	26,000	46,000
Deposits:					
Noninterest-bearing	$ 96,834	$100,560	$112,450	$129,763	$134,475
Interest-bearing	608,436	578,659	579,839	545,289	532,001
Total deposits	$705,270	$679,219	$692,289	$675,052	$666,476
Stockholders' equity	$ 87,429	$ 83,526	$ 82,112	$ 76,663	$ 70,559

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report. References to dollar amounts in this section are in thousands, except per share data.

ECOMONIC CONDITIONS

The national recession which began in 2007 and which appears to have ended in September of 2009 has significantly impacted the Company's market area, two coastal counties of South Carolina, Horry County and the Waccamaw Neck region of Georgetown County. Although many industries within our market have been affected during this difficult period, the primary impact of this recession was to depress real estate sales, and consequently real estate values. The decline in real estate values, ensuing defaults, and foreclosures has had a moderately negative impact on the Company resulting in historically low profitability. With the national and local economies expected to remain subdued through much of 2010, we anticipate that profitability will remain below historical levels while, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in terms of the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during the first six months of 2010. Loan losses have leveled, but will remain at historically high levels during the first half of 2010. Loan losses are expected to begin a downward trend in the third quarter of 2010.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, indicated that real gross domestic product (GDP) increased at an annual rate of 2.2% and 5.6% for the third and fourth quarters of 2009, respectively. The fourth quarter increase reflects an acceleration in private inventory investment, a deceleration in imports, and an upturn in nonresidential fixed investment that were partly offset by decelerations in federal government spending and personal consumption expenditures. Locally, the real estate sector also posted gains in the fourth quarter of 2009 with the total number of real estate transactions increasing approximately 33% as compared to the fourth quarter of 2008. This is an improvement from the approximate 11%, 21%, and 44% declines experienced for the third, second, and first quarters of 2009, respectively, in comparison to the same periods in 2008. The banking industry has continued to experience significant difficulties with 140 bank failures occurring in 2009 compared to 25 for 2008. Further failures are anticipated for 2010.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to "Provision for Loan Losses" below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

DISTRIBUTION OF ASSETS AND LIABILITIES

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans increased 4.3% from $573,751 at December 31, 2007 to $598,281 at December 31, 2008; and decreased 3.1% from December 31, 2008 to $579,796 at December 31, 2009. Loan demand from creditworthy borrowers in our market area softened in 2007, was moderate in 2008, and decreased during 2009. Loans increased as a percentage of total assets from 66.3% at year-end 2007 to 68.4% at year-end 2008, and decreased to 63.0% at year-end 2009. Investment securities, federal funds sold, and other earning assets decreased as a percentage of total assets from 28.0% at year-end 2007 to 26.1% at year-end 2008, but increased to 30.8% at year-end 2009. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets fell from 5.7% at year-end 2007 to 5.5% at year-end 2008, and increased to 6.2% at year-end 2009. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits, as a percent of total assets, have declined over the previous three years from 13.0% at year-end 2007 to 11.5% at year-end 2008, and to 10.5% at year-end 2009. The Company has anticipated a decline in these deposits over the long-term as more customers utilize interest-bearing deposit accounts and repurchase agreements. Interest-bearing liabilities as a percentage of total assets have risen from 76.0% at December 31, 2007 to 77.8% at December 31, 2008, and to 79.2% at December 31, 2009. Stockholders' equity as a percentage of total assets was 9.5% for December 31, 2007, 2008 and 2009. The Bank remains well-capitalized (see Note 16 to the consolidated financial statements, contained elsewhere in this report).

The following table sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2009, 2008, and 2007:

	December 31,		
Assets:	**2009**	**2008**	**2007**
Earning assets:			
Loans	63.0%	68.4%	66.3%
Investment securities:			
Taxable	21.6	20.6	21.9
Tax-exempt	3.7	3.1	3.1
Federal funds sold and securities purchased under agreement to resell	1.5	2.4	3.0
Other earning assets	4.0	0.0	0.0
Total earning assets	93.8	94.5	94.3
Other assets	6.2	5.5	5.7
Total assets	100.0%	100.0%	100.0%
Liabilities and stockholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	66.1%	66.2%	67.0%
Securities sold under agreement to resell	11.4	7.7	7.0
FHLB advances and other borrowings	1.7	3.9	2.0
Total interest-bearing liabilities	79.2	77.8	76.0
Noninterest-bearing deposits	10.5	11.5	13.0
Other liabilities	.8	1.2	1.5
Stockholders' equity	9.5	9.5	9.5
Total liabilities and stockholders' equity	100.0%	100.0%	100.0%

RESULTS OF OPERATIONS

CNB Corporation and subsidiary recognized earnings in 2009, 2008, and 2007 of $5,067, $8,957, and $9,720, respectively, resulting in a return on average assets of .56%, 1.04%, and 1.15%, and a return on average stockholders' equity of 5.91%, 10.65%, and 11.93%. The earnings were primarily attributable to favorable but generally declining net interest margins in each period (see "Net Income-Net Interest Income"). Other factors include management's ongoing effort to maintain other income at adequate levels (see "Net Income - Noninterest Income") and to control other expenses (see "Net Income - Noninterest Expenses"). Earnings, coupled with a moderate dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $920,641 at December 31, 2009 as compared to $874,625 at December 31, 2008 and $865,638 at December 31, 2007. The following table sets forth the financial highlights for fiscal years 2009, 2008, and 2007.

CNB CORPORATIONAND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2009	2008 to 2009 Percent Increase (Decrease)	December 31, 2008	2007 to 2008 Percent Increase (Decrease)	December 31, 2007
Net interest income					
after provision for loan losses	$ 23,070	(21.4)%	$ 29,365	(1.3)%	$ 29,752
Income before income taxes	7,180	(46.6)	13,445	(8.8)	14,735
Net income	5,067	(43.4)	8,957	(7.8)	9,720
Per share (1)					
(weighted average of shares outstanding)	$ 3.03	(43.5)	$ 5.36	(5.1)	$ 5.65
Cash dividends declared	2,096	(51.9)	4,355	(2.7)	4,475
Per share (1)	$ 1.25	(52.5)	$ 2.63	-	$ 2.63
Total assets	$920,641	5.3%	$874,625	1.0%	$865,638
Total deposits	705,270	3.8	679,219	(1.9)	692,289
Total loans	579,796	(3.1)	598,281	4.3	573,751
Investment securities	232,605	12.4	206,996	(4.2)	216,177
Stockholders' equity	87,429	4.7	83,527	1.7	82,112
Book value per share (1)	$ 52.13	3.5	$ 50.35	4.5	$ 48.18
Ratios (2):					
Return on average total assets	.56%	(46.2)	1.04%	(9.6)	1.15%
Return on average stockholders' equity	5.91%	(44.5)	10.65%	(10.7)	11.93%

(1) Adjusted for the effect of two-for-one stock split issued during 2009.

(2) For the fiscal years ended December 31, 2009, 2008, and 2007 average total assets amounted to $904,866, $860,612, and $847,601, respectively, with average stockholders' equity totaling $85,771, $84,138, and $81,442, for the same periods.

NET INCOME

Net Interest Income

Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2009, 2008, and 2007 of 3.78%, 3.99%, and 3.96%, respectively, as compared to management's long-term target of 4.20%. Net interest margins have been compressed at the Bank and industry-wide, as a result of strong competition for deposits, competitive lending practices, and the historically low and prolonged market interest rate environment. Net interest margins have also been impacted by softening loan demand. Loan demand remained strong throughout 2005 and 2006, declined in 2007, was moderate in 2008, and declined in 2009. Fully-tax-equivalent net interest income increased from $31,361 in 2007 to $32,454 in 2008, and decreased slightly to $32,446 in 2009. During the three-year period, total fully-tax-equivalent interest income decreased by 6.5% from $54,219 in 2007 to $50,675 in 2008, and decreased 12.0% in 2009 to $44,575. Over the same period, total interest expense decreased 20.3% from $22,858 in 2007 to $18,221 in 2008, and decreased 33.4% to $12,129 in 2009. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 3.96% in 2007, 3.99% in 2008, and 3.78% in 2009.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2009, 2008, and 2007. However, fluctuations in market interest rates may not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. When RSAs exceed RSLs for a specific repricing period, a positive interest sensitivity gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as set forth in the table below, does not take into account actions a bank or its customers may take during periods of changing rates, which could significantly change the effects of rate changes that would otherwise be expected. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-term earning power. The table on the following page sets forth the Bank's static gap rate sensitivity position at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a 200 basis point rise or fall in interest rates will have less than a 10 percent effect on before-tax net interest income over a one-year period, which is within bank guidelines.

Provision for Loan Losses

It is the policy of the Bank to maintain the allowance for loan losses in an amount commensurate with management's ongoing evaluation of the loan portfolio and deemed appropriate by management to cover estimated losses inherent in the portfolio. The Company complies with the provisions of ASC 310-10, "Accounting by Creditors for Impairment of a Loan", in connection with the allowance for loan losses (see NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). The provision for loan losses was $8,748 in 2009, $2,533 in 2008, and $1,145 in 2007. Net loan charge-offs totaled $6,697 in 2009, $1,949 in 2008, and $1,114 in 2007, with net charge-offs being centered in consumer purpose, commercial and industrial loans, and real estate loans in 2009 and 2008, and in consumer purpose loans in 2007. The allowance for loan losses as a percentage of net loans was 1.60% at December 31, 2009, 1.20% at December 31, 2008, and 1.15% at December 31, 2007.

INTEREST RATE SENSITIVITY ANALYSIS
December 31, 2009
(Dollars in Thousands)

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate sensitive assets (RSA)						
Federal funds sold	$ 14,000	$ -	$ -	$ -	$ -	$ -
Interest bearing due from Federal Reserve	36,765	-	-	-	-	-
Investment securities (net of FRB and FHLB stock in the amount of $3,041 and other investments of $827)	-	1,215	372	452	145,893	80,805
Loans (net of non-accruals of $12,678)	90,829	57,956	43,292	46,685	267,226	61,130
Total RSA	$141,594	$ 59,171	$ 43,664	$ 47,137	$413,119	$141,935
Rate sensitive liabilities (RSL)						
Deposits:						
Certificates of deposit of $100,000 or more	$ -	$ 92,335	49,851	59,800	28,018	-
All other time deposits	-	45,763	44,944	53,216	12,703	-
Securities sold under repurchase agreements	78,308	24,011	292	2,043	-	-
Federal Home Loan Bank advances	-	5,000	-	5,000	5,000	-
Total RSL	$ 78,308	$ 167,109	$ 95,087	$120,059	$ 45,721	$ -
RSA-RSL	$ 63,286	$(107,938)	$(51,423)	$(72,922)	$ 367,398	$ 141,935
Cumulative RSA-RSL	$ 63,286	$ (44,652)	$(96,075)	$(168,997)	$ 198,401	$ 340,336
Cumulative RSA/RSL	1.81	.82	.72	.63	1.39	1.67

Securities Transactions

Net unrealized gains in the investment securities portfolio were $1,891 at December 31, 2009, $2,310 at December 31, 2008, and $1,728 at December 31, 2007. The market value of investment securities increased during 2007 and 2008 due to the declines in market interest rates, increased demand for bonds, and the consequent increase in prices. This trend leveled in 2009 as market interest rates leveled. The net unrealized gains on investment securities decreased during 2009 primarily due to the realization of gains from sales of investment securities. Security gains of $1,576 were realized on sales of $55,192 in short and mid-term available-for-sale securities during 2009. No security gains/losses were realized in 2008. Security gains of $9 were realized in 2007 on sales of $2,315 in short-term available-for-sale securities.

Noninterest Income

Other income, net of any securities gains, increased by 2.8% from $6,993 in 2007 to $7,188 in 2008, and decreased 8.7% from $7,188 in 2008 to $6,580 in 2009. During 2008, service charge income on deposit accounts increased due to increased service charges as a result of declines in demand deposit balances and increased non-sufficient funds and overdraft charges. Other noninterest income remained stable. During 2009, service charge income on deposit accounts decreased due to decreased non-sufficient funds and overdraft charges. Other noninterest income also decreased due primarily to declines in credit card merchant discount income, mortgage negotiation fees, and other miscellaneous noninterest income.

NET INCOME (Continued)

Noninterest Expenses

Noninterest expenses increased by 4.9% from $22,019 in 2007 to $23,108 in 2008, and increased 4.1% from $23,108 in 2008 to $24,030 in 2009. The components of other expenses are salaries and employee benefits of $14,044, $14,865, and $14,005; occupancy and furniture and equipment expenses of $3,338, $3,047, and $3,313; and other operating expenses of $4,637, $5,196, and $6,712 for 2007, 2008, and 2009, respectively.

The decrease in salary and employee benefits during 2009 reflects declines in the number of employees and the consequent reduction in salaries and benefits expense.

The increase in occupancy expense during 2009 was attributable to the Company's installation of a new core application system and branch office renovations.

The increase in other operating expenses during 2009 is primarily attributable to increased FDIC insurance premiums which increased 589.5% from $239 in 2008 to $1,648 in 2009.

Income Taxes

Provisions for income taxes decreased 10.5% from $5,015 in 2007 to $4,488 in 2008, and decreased 52.9% from $4,488 in 2008 to $2,113 in 2009. Income tax liability decreased in both of 2008 and 2009, as income before income taxes decreased 8.8% and 46.6%, respectively.

LIQUIDITY

The Bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The Bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the Bank has established federal funds lines of credit from correspondent banks; has the ability, on a short-term basis, to borrow funds from the Federal Reserve System; and has a line of credit from the Federal Home Loan Bank of Atlanta (see NOTE 9 to the Consolidated Financial Statements - LINES OF CREDIT). The Company had cash balances on hand of $3,259, $5,142, and $5,836 at December 31, 2009, 2008, and 2007, respectively. At December 31, 2009, the Company had liabilities, consisting of cash dividends payable totaling $2,096. At December 31, 2008 the Company had liabilities, consisting of cash dividends payable, a short-term note payable, and accrued interest payable in the amounts of $4,355 and $1,132, respectively. At December 31, 2007, the Company had liabilities, consisting of cash dividends payable, totaling $4,475. Management believes that liquidity sources are more than adequate to meet funding needs.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2009, the Bank had issued commitments to extend credit of $44.7 million, standby letters of credit of $2.4 million, and no commitments to buy or sell securities (see NOTE 11 to the Consolidated Financial Statements - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS (Continued)

The following table presents, as of December 31, 2009, the Company's and the Bank's fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient.

Contractual Obligations and Other Commitments
December 31, 2009
(Dollars in Thousands)

	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Contractual cash obligations				
Operating leases	$ 10	$ 2	$ 4	$ 4
Time deposits	386,630	345,909	33,983	6,738
Securities sold under agreement to repurchase	104,654	104,654	-	-
United States Treasury demand notes	650	650	-	-
Federal Home Loan Bank advances	15,000	10,000	5,000	-
Total contractual cash obligations	$506,944	$461,215	$38,987	$6,742

Obligations under non-cancelable operating lease agreements totaled $10 at December 31, 2009. These obligations are payable over five years as shown in NOTE 12 to the Consolidated Financial Statements - COMMITMENTS AND CONTINGENCIES. Further information regarding the nature of time deposits is outlined in NOTE 6 to the Consolidated Financial Statements – DEPOSITS. At December 31, 2009 securities sold under agreement to repurchase totaled $104,654 and are due and payable within one year. Further information on securities sold under agreement to repurchase is outlined in NOTE 8 to the Consolidated Financial Statements – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS. At December 31, 2009 the Company had $650 of United States Treasury notes payable on demand. At December 31, 2009 the Company had $15,000 in Federal Home Loan Bank advances. Further information on the United States Treasury notes payable and the Federal Home Loan Bank advances is outlined in NOTE 9 to the Consolidated Financial Statements – LINES OF CREDIT.

CAPITAL RESOURCES

Total stockholders' equity was $87,429, $83,527, and $82,112 at December 31, 2009, 2008, and 2007, representing 9.50%, 9.55%, and 9.49% of total assets, respectively. The increases reflect net earnings retained during each year. At December 31, 2009, the Company and the Bank exceeded quantitative measures established by regulation to ensure capital adequacy (see NOTE 16 to the Consolidated Financial Statements - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and, together with anticipated retained earnings, to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through re-adjusting noninterest income by repricing services.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption (see NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or re-price at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk, in regard to lending, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk, in regard to interest rate risk, is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from the interest rate risk inherent in its lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (see - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

SUPPLEMENTARY FINANCIAL DATA
GUIDE 3. STATISTICAL DISCLOSURE BY BANK HOLDING COMPANIES

The following tables present additional statistical information about CNB Corporation and its operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes thereto contained elsewhere in this report.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The tables on the following 3 pages present selected financial data and an analysis of average balance sheets, average yield and the interest earned on earning assets, and the average rate paid and the interest expense on interest-bearing liabilities for the years ended December 31, 2009, 2008, 2007.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/09		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$593,370	$ 37,170	6.26%
Securities:			
Taxable (2)	188,454	5,452	2.89
Tax-exempt	31,956	1,847 (3)	5.78
Federal funds sold and securities purchased under agreement to resell	13,162	32	.24
Other earning assets	32,353	74	.23
Total earning assets	$859,295	$ 44,575	5.19
Other assets	45,571		
Total assets	$904,866		
Liabilities and stockholder equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$579,927	$ 10,668	1.84
Securities sold under agreement to repurchase	101,461	1,121	1.10
Other short-term borrowings	23,242	340	1.46
Total interest-bearing liabilities	$704,630	$ 12,129	1.72
Noninterest-bearing deposits	105,182		
Other liabilities	9,283		
Stockholders' equity	85,771		
Total liabilities and stockholders' equity	$904,866		
Net interest income and yield as a percent of total earning assets	$859,295	$ 32,446	3.78%

Ratios:	
Return on average total assets	.56%
Return on average stockholders' equity	5.91
Cash dividends declared as a percent of net income	41.37
Average stockholders' equity as a percent of:	
Average total assets	9.48
Average total deposits	12.52
Average loans	14.45
Average earning assets as a percent of average total assets	94.96%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $514 are included in the above interest income. Loans on a non-accrual basis for the recognition of interest income totaling $12,678 as of December 31, 2009 are included in loans for purposes of this analysis.

(2) Includes other investments.

(3) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $628.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/08		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$587,931	$ 40,431	6.88%
Securities:			
Taxable (2)	173,483	8,027	4.63
Tax-exempt	27,146	1,636 (3)	6.03
Federal funds sold and securities purchased under agreement to resell	24,439	581	2.38
Total earning assets	$812,999	$ 50,675	6.23
Other assets	47,613		
Total assets	$860,612		
Liabilities and stockholder equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$586,569	$ 16,539	2.82
Securities sold under agreement to repurchase	58,843	1,420	2.41
Other short-term borrowings	8,289	262	3.16
Total interest-bearing liabilities	$653,701	$ 18,221	2.79
Noninterest-bearing deposits	115,724		
Other liabilities	7,049		
Stockholders' equity	84,138		
Total liabilities and stockholders' equity	$860,612		
Net interest income and yield as a percent of total earning assets	$812,999	$ 32,454	3.99%

Ratios:	
Return on average total assets	1.04%
Return on average stockholders' equity	10.65
Cash dividends declared as a percent of net income	48.62
Average stockholders' equity as a percent of:	
Average total assets	9.78
Average total deposits	11.98
Average loans	14.31
Average earning assets as a percent of average total assets	94.47%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $612 are included in the above interest income. Loans on a non-accrual basis for the recognition of interest income totaling $2,990 as of December 31, 2008 are included in loans for purposes of this analysis.

(2) Includes other investments.

(3) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $556.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/07		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$563,864	$ 43,878	7.78%
Securities:			
Taxable	175,664	7,440	4.24
Tax-exempt	21,972	1,365 (2)	6.21
Federal funds sold and securities purchased under agreement to resell	30,246	1,536	5.08
Total earning assets	$791,746	$ 54,219	6.85
Other assets	55,855		
Total assets	$847,601		
Liabilities and stockholder equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$556,397	$ 19,976	3.59
Securities sold under agreement to repurchase	68,276	2,800	4.10
Other short-term borrowings	1,748	82	4.69
Total interest-bearing liabilities	$626,421	$ 22,858	3.65
Noninterest-bearing deposits	132,765		
Other liabilities	6,973		
Stockholders' equity	81,442		
Total liabilities and stockholders' equity	$847,601		
Net interest income and yield as a percent of total earning assets	$791,746	$ 31,361	3.96%

Ratios:	
Return on average total assets	1.15%
Return on average stockholders' equity	11.93
Cash dividends declared as a percent of net income	46.03
Average stockholders' equity as a percent of:	
Average total assets	9.61
Average total deposits	11.82
Average loans	14.44
Average earning assets as a percent of average total assets	93.41%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $600 are included in the above interest income. Loans on a non-accrual basis for the recognition of interest income totaling $861 as of December 31, 2007 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $464.

The table "Rate/Volume Variance Analysis" provides a summary of changes in net interest income resulting from changes in rate and changes in volume. The changes due to rate are the difference between the current and prior year's rates multiplied by the prior year's volume. The changes due to volume are the difference between the current and prior year's volume multiplied by rates earned or paid in the current year. Rate/Volume Variance has been allocated to change due to volume.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2009 and 2008
(Dollars in Thousands)

	Average Volume 2009	Average Volume 2008	Yield/Rate 2009	Yield/Rate 2008	Interest Earned/Paid 2009	Interest Earned/Paid 2008	Variance	Change Due to Rate	Change Due to Volume
Earning assets:									
Loans, net of unearned income (1)	$593,370	$587,931	6.26%	6.88%	$37,170	$40,431	$ (3,261)	$ (3,602)	$ 341
Investment securities:									
Taxable	188,454	173,483	2.89%	4.63%	5,452	8,027	(2,575)	(3,008)	433
Tax-exempt (2)	31,956	27,146	5.78%	6.03%	1,847	1,636	211	(67)	278
Federal funds sold and securities purchased under agreement to resell	13,162	24,439	.24%	2.38%	32	581	(549)	(522)	(27)
Other earning assets	32,353	0	.23%	0.00%	74	0	74	0	74
Total earning assets	$859,295	$812,999	5.19%	6.23%	$44,575	$50,675	$ (6,100)	$ (7,199)	$ 1,099
Interest-bearing liabilities:									
Interest-bearing deposits	$579,927	$586,569	1.84%	2.82%	$10,668	$16,539	$ (5,871)	$ (5,749)	$ (122)
Securities sold under agreement to repurchase	101,461	58,843	1.10%	2.41%	1,121	1,420	(299)	(770)	471
Other short-term borrowings	23,242	8,289	1.46%	3.16%	340	262	78	(141)	219
Total interest-bearing liabilities	704,630	653,701	1.72%	2.79%	12,129	18,221	(6,092)	(6,660)	568
Interest-free funds supporting earning assets	154,665	159,298							
Total funds supporting earning assets	$859,295	$812,999	1.41%	2.24%	$12,129	$18,221	$ (6,092)	$ (6,660)	$ 568
Interest rate spread			3.47%	3.44%					
Impact of noninterest-bearing funds on net yield on earning assets			.31%	.55%					
Net yield on earning assets			3.78%	3.99%	$32,446	$ 32,454			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2008 and 2007
(Dollars in Thousands)

	Average Volume 2008	Average Volume 2007	Yield/Rate 2008	Yield/Rate 2007	Interest Earned/Paid 2008	Interest Earned/Paid 2007	Variance	Change Due to Rate	Change Due to Volume
Earning assets:									
Loans, net of unearned income (1)	$587,931	$563,864	6.88%	7.78%	$40,431	$ 43,878	$ (3,447)	$ (5,102)	$ 1,655
Investment securities:									
Taxable	173,483	175,664	4.63%	4.24%	8,027	7,440	587	688	(101)
Tax-exempt (2)	27,146	21,972	6.03%	6.21%	1,636	1,365	271	(41)	312
Federal funds sold and securities purchased under agreement to resell	24,439	30,246	2.38%	5.08%	581	1,536	(955)	(817)	(138)
Total earning assets	$812,999	$791,746	6.23%	6.85%	$50,675	$ 54,219	$ (3,544)	$ (5,272)	$ 1,728
Interest-bearing liabilities:									
Interest-bearing deposits	$586,569	$556,397	2.82%	3.59%	$16,539	$ 19,976	$ (3,437)	$ (4,288)	$ 851
Securities sold under agreement to repurchase	58,843	68,276	2.41%	4.10%	1,420	2,800	(1,380)	(1,152)	(228)
Other short-term borrowings	8,289	1,748	3.16%	4.69%	262	82	180	(27)	207
Total Interest-bearing liabilities	653,701	626,421	2.79%	3.65%	18,221	22,858	(4,637)	(5,467)	830
Interest-free funds supporting earning assets	159,298	165,325							
Total funds supporting earning assets	$812,999	$791,746	2.24%	2.89%	$18,221	$ 22,858	$ (4,637)	$ (5,467)	$ 830
Interest rate spread			3.44%	3.20%					
Impact of noninterest-bearing funds on net yield on earning assets			.55%	.76%					
Net yield on earning assets			3.99%	3.96%	$32,454	$ 31,361			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

INVESTMENT SECURITIES

The goal of the investment policy of the Bank is to provide for management of the investment securities portfolio in a manner designed to maximize portfolio yield over the long term consistent with liquidity needs, pledging requirements, asset/liability strategies, and safety/soundness concerns. Specific investment objectives include the desire to: provide adequate liquidity for loan demand, deposit fluctuations, and other changes in balance sheet mix; manage interest rate risk; maximize the institution's overall return; provide availability of collateral for pledging; and manage asset-quality diversification of the bank's assets. At December 31, 2009 and 2008, investment securities represented 24.9% and 23.3% of total assets, respectively. Total loans increased moderately during 2008 after a minimal increase in 2007. Loan growth in 2008 was attributable to an increase in loans secured by real estate and some growth in consumer loans. Loans declined in 2009 due to weakened loan demand as a result of the recessionary economy during the first three quarters of the year and continued pressure on local real estate markets. At December 31, 2009, 2008, and 2007, the Loans/Total Assets ratios were 63.0%, 68.4%, and 66.3%, respectively. Investment securities have correspondingly risen and fallen as a percentage of total assets. Investment securities with a par value of $207,233,000, $174,673,000, and $182,651,000 at December 31, 2009, 2008, and 2007, respectively, were pledged to secure public deposits and for other purposes as required by law.

The following summaries reflect the book value, unrealized gains and losses, approximate market value, weighted-average tax-equivalent yields, and maturities on investment securities at December 31, 2009, 2008, and 2007.

	December 31, 2009 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
One to five years	$ 135,494	$ 945	$ 11	$ 136,428	2.18%
Six to ten years	42,907	116	144	42,879	2.61%
	178,401	1,061	155	179,307	2.28%
Mortgage backed securities					
Six to ten years	2,240	63	1	2,302	3.87%
Over ten years	6,975	165	-	7,140	3.94%
	9,215	228	1	9,442	3.92%
State, county and municipal					
Within one year	1,381	13	-	1,394	7.04%
One to five years	2,543	93	-	2,636	6.64%
Six to ten years	16,563	442	68	16,937	5.61%
Over ten years	4,010	62	-	4,072	5.39%
	24,497	610	68	25,039	5.77%
Other investments					
CRA Qualified Investment Fund	780	-	-	780	-%
MasterCard International stock	11	-	-	11	-%
Other	36	-	-	36	-%
	827	-	-	827	-%
Total available for sale	$212,940	$ 1,899	$ 224	$214,615	2.76%
HELD TO MATURITY					
Government sponsored enterprises					
One to five years	6,003	-	17	5,986	1.29%
	6,003	-	17	5,986	1.29%
State, county and municipal					
Within one year	$ 645	$ 5	$ -	$ 650	6.98%
One to five years	826	26	-	852	4.41%
Six to ten years	6,232	161	28	6,365	5.80%
Over ten years	1,243	69	-	1,312	6.44%
	8,946	261	28	9,179	5.85%
Total held to maturity	$ 14,949	$ 261	$ 45	$ 15,165	4.01%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2009, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

	December 31, 2008 (Dollars in Thousands)				
	Book	Unrealized Holding		Fair	
	Value	Gains	Losses	Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
Within one year	$ 3,725	$ 41	$ -	$ 3,766	4.56%
One to five years	151,174	2,030	-	153,204	3.66%
Six to ten years	14,522	583	-	15,105	4.84%
	169,421	2,654	-	172,075	3.78%
Mortgage backed securities					
Six to ten years	507	18	-	525	4.91%
Over ten years	3,021	63	-	3,084	4.65%
	3,528	81	-	3,609	4.66%
State, county and municipal					
Within one year	1,370	15	-	1,385	7.11%
One to five years	4,243	133	-	4,376	7.03%
Six to ten years	11,271	16	362	10,925	5.57%
Over ten years	1,115	-	39	1,076	5.91%
	17,999	164	401	17,762	6.05%
Other investments					
CRA Qualified Investment Fund	721	-	-	721	-%
MasterCard International stock	11	-	-	11	-%
Other	36	-	-	36	-%
	768	-	-	768	-%
Total available for sale	$191,716	$ 2,899	$ 401	$194,214	4.01%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 795	$ 11	$ -	$ 806	6.71%
One to five years	1,481	9	8	1,482	5.40%
Six to ten years	4,589	12	70	4,531	5.51%
Over ten years	2,893	-	142	2,751	5.75%
Total held to maturity	$ 9,758	$ 32	$ 220	$ 9,570	5.66%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2008, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

	December 31, 2007 (Dollars in Thousands)				
	Book	Unrealized Holding		Fair	
	Value	Gains	Losses	Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
Within one year	$ 61,611	$ 2	$ 236	$ 61,377	3.56%
One to five years	103,464	1,408	8	104,864	5.03%
Six to ten years	18,276	407	-	18,683	5.28%
	183,351	1,817	244	184,924	4.56%
Mortgage backed securities					
Six to ten years	389	11	-	400	5.77%
Over ten years	846	4	20	830	4.88%
	1,235	15	20	1,230	5.16%
State, county and municipal					
Within one year	209	3	-	212	7.08%
One to five years	6,244	166	-	6,410	6.98%
Six to ten years	1,916	16	6	1,926	5.56%
Over ten years	10,758	10	49	10,719	5.60%
	19,127	195	55	19,267	6.06%
Other investments					
CRA Qualified Investment Fund	701	-	-	701	-%
MasterCard International stock	11	-	-	11	-%
Other	36	-	-	36	-%
	748	-	-	748	-%
Total available for sale	$204,461	$ 2,027	$ 319	$206,169	4.71%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 250	$ -	$ -	$ 250	7.56%
One to five years	1,438	32	-	1,470	6.94%
Six to ten years	3,764	20	5	3,779	5.52%
Over ten years	2,259	-	27	2,232	5.41%
Total held to maturity	$ 7,711	$ 52	$ 32	$ 7,731	5.82%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2007, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

LOAN PORTFOLIO

LENDING ACTIVITIES

The Company engages, through the Bank, in a full complement of lending activities, including commercial, consumer, installment and real estate loans.

Real Estate Loans

One of the primary components of the Bank's loan portfolio are loans secured by first or second mortgages on residential and commercial real estate. These loans will generally consist of commercial real estate loans, construction and development loans, and residential real estate loans (including home equity and second mortgage loans). Interest rates are generally fixed but adjustable rates are also utilized for some commercial purpose loans. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings. In addition, the Bank typically requires personal guarantees of the principal owners of the property. The Bank may also facilitate mortgage loans funded and owned by investors in the secondary market, earning a fee, but avoiding the interest rate risk of holding long-term, fixed-rate loans. The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the Bank's borrowers. The ability of a borrower to repay a real estate loan will depend upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, borrowings may exceed the current value of the improvements to the property, and the developer's personal obligations under the loan may be limited. Each of these factors increases the risk of nonpayment by the borrower. In the case of a real estate purchase loan and other first mortgage real estate loans structured with a balloon payment, the borrower may be unable to repay the loan at the end of the loan term and may thus be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of an inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased. The Bank will also face additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase periodically, thus increasing the potential for default (see "Adjustable Rate Mortgage Loans" below). The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates. Bank management monitors loans with loan-to-value ratios in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities. Aggregate levels of both commercial and residential real estate loans with loan-to-value ratios above regulatory guidelines are reported to the Bank's Board of Directors on a quarterly basis in total dollars and as a percent of capital. Additionally, loans in excess of $500,000 with a loan-to-value ratio exception are simultaneously reported on an individual basis. The total of loans with loan-to-value ratio exceptions is maintained within regulatory limitations. The total amount of loans with loan-to-value ratios in excess of regulatory guidelines totaled $64,552,000 and $50,289,000 or 11.1% and 8.4% of total loans at fiscal year-ends December 31, 2009 and 2008, respectively.

Commercial Loans

The Bank makes loans for commercial purposes in various lines of business. The commercial loans will include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and debt service capacity can deteriorate because of downturns in national and local economic conditions. Management generally seeks to control risks by conducting more in-depth and ongoing financial analysis of a borrower's cash flows and other financial information.

LENDING ACTIVITIES (Continued)

Consumer Loans

The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit such as credit cards. The secured installment and term loans to consumers will generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans will generally be the same as applied by the Bank when making a first mortgage loan, as described above, but more restrictive for home equity lines of credit. Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce, and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the Bank cannot predict the extent to which the borrower's ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Adjustable Rate Mortgage Loans

The Bank offers adjustable rate mortgages (ARMs) (as defined by regulatory authorities) for consumer purpose real estate loans only in the form of revolving equity lines of credit. ARMs are typically offered as an alternative structuring only on commercial purpose real estate loans and other commercial purpose loans. Variable rate loans, the majority of which are real estate secured, totaled $90,829,000 and $121,396,000 or 15.7% and 20.3% of total loans at fiscal year-ends December 31, 2009 and 2008, respectively. (The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.)

Loan Approval and Review

The Bank's loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or by the Credit Committee as established by the Board of Directors. The Loan Committee of the Board of Directors recommends to the Board of Directors the lending limits for the Bank's loan officers. The Bank has an in-house lending limit to a single borrower, group of borrowers, or related entities, of the lesser of $10,000,000 or 15% of capital. An unsecured limit (aggregate) for the Bank is set at 85% of total capital.

CATEGORIES OF LOANS

The following is a summary of loans, in thousands of dollars, at December 31, 2009, 2008, 2007, 2006, and 2005 by major category:

	2009	2008	2007	2006	2005
Real estate loans – mortgage	$375,741	$366,948	$350,138	$361,707	$324,475
- construction	81,311	92,010	83,398	74,564	50,210
Loans to farmers	2,930	3,119	3,264	3,097	1,912
Commercial and industrial loans	74,565	89,348	88,106	83,375	84,474
Loans to individuals for household family and other consumer expenditures	44,865	46,278	47,731	44,124	41,400
All other loans, including Overdrafts and deferred loan costs	384	578	1,114	458	1,455
Gross loans	579,796	598,281	573,751	567,325	503,926
Less allowance for loan losses	(9,142)	(7,091)	(6,507)	(6,476)	(5,918)
Net loans	$570,654	$591,190	$567,244	$560,849	$498,008

MATURITIES AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES (Thousands of Dollars)

The Company's loan portfolio contained approximately $488,967 and $476,885 in total fixed rate loans and approximately $90,829 and $121,396 in variable rate loans as of December 31, 2009 and 2008, respectively. At December 31, 2009, and 2008, fixed rate loans with maturities in excess of one year amounted to approximately $328,356 and $316,519, respectively, and variable rate loans with maturities in excess of one year amounted to approximately $29,283 and $34,128 for the same periods, respectively. As of December 31, 2009, fixed rate loans due after one year through five years totaled $267,226 and fixed rate loans due after five years totaled $61,130. Also as of December 31, 2009, variable rate loans due after one year through five years totaled approximately $18,011 and variable rate loans due after five years totaled $11,272. Fixed rate loans are those on which the interest rate generally cannot be changed for the term of the loan. Variable rate loans are those on which the interest rate can be adjusted to changes in the Bank's prime rate.

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS

The following schedule summarizes the amount of non-accrual, past due, and restructured loans, in thousands of dollars, for the periods ended December 2009, 2008, 2007, 2006, and 2005:

	2009	2008	2007	2006	2005
Non-accrual loans	$ 12,678	$ 2,990	$ 861	$ 897	$ 405
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	$ 961	$ 607	$ 147	$ 232	$ 277
Restructured troubled debt	$ 22	$ 24	$ 25	-	-

Accruing loans which are contractually past due 90 days or more are graded substandard within the Bank's internal loan grading system and come under heightened scrutiny. Typically, a loan will not remain in the 90 days past-due category, but will either show improvement or be moved to non-accrual loans. Loans are placed in a non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest. At December 31, 2009 the Company had $12,678 of non-accrual loans consisting of 71 loans averaging $179. Non-accrual loans are written down to the fair value of the underlying collateral at the time of transfer to non-accrual, or as soon as reasonably possible, based on a current appraisal. At December 31, 2009 the Company had $961 of accruing loans which were contractually past due 90 days or more consisting of 68 consumer purpose loans averaging $14. At December 31, 2009 the Company had $22 of restructured troubled debt consisting of one consumer loan.

Information relating to interest income on non-accrual and renegotiated loans outstanding, in thousands of dollars, for the years ended December 31, 2009, 2008, 2007, 2006, and 2005 is as follows:

	2009	2008	2007	2006	2005
Interest included in income during the year	$ 318	$ 103	$ 33	$ 27	$ 8
Interest which would have been included at the original contract rates (includes amount included in income)	$ 953	$ 288	$ 94	$ 65	$ 34

POTENTIAL PROBLEM LOANS

In addition to those loans disclosed under "Non-accrual, Past Due, and Restructured Loans", there are certain loans in the portfolio which are not yet 90 days past due but about which management has concerns regarding the ability of the borrower to comply with present loan repayment terms. Such loans and non-accrual loans are classified as impaired. Problem loan identification includes a review of individual loans, the borrower's and guarantor's financial capacity and position, loss potential, and present economic conditions. A specific allocation is provided for impaired loans not yet placed in non-accrual status and not yet written down to fair value in management's determination of the allowance for loan losses.

As of December 31, 2009, all loans which management had identified as impaired totaled $900, excluding $12,678 of non-accrual loans outlined in the preceding schedule.

FOREIGN OUTSTANDINGS

As of the year ended December 31, 2009, the Company had no foreign loans outstanding.

LOAN CONCENTRATIONS

As of the year ended December 31, 2009, the Company did not have any concentration of loans to multiple borrowers engaged in similar activities that would cause them to be similarly affected by economic or other conditions exceeding 10% of total loans which are not otherwise disclosed as a category of loans in the tables above.

SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOAN LOSSES

The following table summarizes loan balances as of the end of each period indicated, averages for each period, changes in the allowance for loan losses arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on specific loans are charged against the allowance in the period in which management determines that such loans become uncollectible. Recoveries of previously charged-off loans are credited to the allowance.

	Years Ended December 31, (Thousands of Dollars)				
Loans:	**2009**	**2008**	**2007**	**2006**	**2005**
Allowance for loan losses:					
Balance at the beginning of period	$ 7,091	$ 6,507	$ 6,476	$ 5,918	$ 5,104
Charge-offs:					
Commercial, financial, and agricultural	$ 2,251	$ 896	$ 732	$ 188	$ 324
Real estate - construction and mortgage	4,383	750	127	44	52
Loans to individuals	1,141	836	587	677	445
Total charge-offs	$ 7,775	$ 2,482	$ 1,446	$ 909	$ 821
Recoveries:					
Commercial, financial, and agricultural	$ 593	$ 278	$ 96	$ 201	$ 72
Real estate - construction and mortgage	16	44	25	154	85
Loans to individuals	469	211	211	304	203
Total recoveries	$ 1,078	$ 533	$ 332	$ 659	$ 360
Net charge-offs	$ 6,697	$ 1,949	$ 1,114	$ 250	$ 461
Additions charged to operations	$ 8,748	$ 2,533	$ 1,145	$ 808	$ 1,275
Balance at end of period	$ 9,142	$ 7,091	$ 6,507	$ 6,476	$ 5,918
Net charge-offs as a percentage of average loans outstanding	1.13%	.33%	.20%	.05%	.10%

ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance for loan losses is maintained at an amount based on considerations of classified and internally-identified problem loans, the current trend in delinquencies, the volume of past-due loans, historical loss experience, current economic conditions, over-margined real estate loans, if any, the effects of changes in risk selection or underwriting practices, the experience, ability and depth of lending management and staff, industry conditions, the effect of changes in concentrations of credit, and loan administration risks. In addition, the Asset/Liability Management Committee and the Credit Committee review the adequacy of the allowance quarterly and make recommendations regarding the appropriate degree of consideration to be given the various factors utilized in determining the allowance and to make recommendations as to the appropriate amount of the allowance.

The Bank's real estate loan portfolio and consequently the allowance for loan losses has been significantly impacted by deterioration of local real estate markets in terms of both real estate market activity and real estate values during the most recent recession, 2007 through 2009, and although local real estate markets have begun to recover, management expects that full recovery of this economic sector will not be evident before 2012 or later. Management has sought to maintain the allowance for loan losses at a level commensurate with the level of risk identified in the loan portfolio and has continuously monitored the methodologies employed in determining the allowance for loan losses. Management has reduced all real estate exposures to levels below acceptable thresholds established by regulatory authorities, and management has conducted a secondary comprehensive review of the loan portfolio to ensure that risks are appropriately identified and quantified. As a result of these actions and growth in past due, non-accrual, and impaired loans (outlined in the "Past Due, Non-accrual, and Restructured Loans" and "Potential Problem Loans" on pages 24 and 25 of this report), provisions for loan losses and the allowance for loan losses have exceeded historical norms since the onset of the recession in 2007.

The Board of Directors maintains an independent Loan Review function which has established controls and procedures to monitor loan portfolio risk on an on-going basis. Credit reviews on all major relationships are conducted on a continuing basis as is the monitoring of past-due trends and classified assets. The function utilizes various methodologies in its assessment of the adequacy of the Allowance for Loan Losses. Three primary measurements are reported to the Board of Directors on a quarterly basis, the Graded Loan Method based on a bank-wide risk grading model, the Migration Analysis Method which tracks risk patterns on charged-off loans for the previous 10 years, and the Percentage of Net Loans Method. The graded loans and migration methodologies are calculated based on gross charge-offs. Additionally, the function annually reviews the economic assessment conducted by Loan Administration, addresses portfolio risk by industry concentration, reviews loan policy changes and marketing strategies for any effect on portfolio risk, and conducts tests addressing portfolio performance by type of portfolio, collateral type, and loan officer performance.

Management utilizes the best information available to establish the allowance for loan losses. However, future adjustments to the allowance or to the reserve adequacy methodology may be necessary if economic conditions differ substantially; the required methodology is altered by regulatory authorities governing the Company or the Bank, or alternative accounting methodologies are promulgated by the Public Company Accounting Oversight Board. During 2009, two primary changes to the methodology of determining the allowance for loan loses were implemented. The first of these was to determine and apply qualitative environmental factors to each category of loans outlined in the "Allocation of Allowance for Loan Losses" table below in order to better account for risk characteristics associated with each category of loans. The second change was to set the period of the of the recovery rate applied to the migration analysis, calculated at gross charge-offs, to the most recent twelve-month period in order that the impact of recoveries on the determined reserve requirement appropriately reflects the current economic environment.

The following table presents an estimated allocation of the allowance for loan losses at December 31, 2009, 2008, 2007, 2006, and 2005. This table is presented based on the regulatory reporting classifications of the loans. This allocation of the allowance for loan and lease losses is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans and leases.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	2009		2008		2007		2006		2005	
	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category
Balance applicable to:										
Commercial industrial, farm loans	$2,886	13.4%	$1,608	15.5%	$1,527	17.3%	$1,265	16.0%	$1,217	16.7%
Real estate - construction and mortgage	2,172	78.8%	1,388	76.7%	584	74.0%	507	75.5%	367	73.1%
Loans to individuals	788	7.7%	945	7.7%	866	7.7%	1,090	7.4%	978	7.9%
Other loans	59	.1%	30	.1%	21	1.0%	23	1.1%	50	2.3%
Environmental factors	3,222	-	3,120	-	3,469	-	3,452	-	3,155	-
Unallocated	15	-	-	-	40	-	139	-	151	-
Total	$9,142	100%	$7,091	100%	$6,507	100%	$6,476	100%	$5,918	100%

DEPOSITS

AVERAGE DEPOSITS BY CLASSIFICATION

The following table sets forth the classification of average deposits for the indicated period, in thousands of dollars:

	Years Ended December 31,		
	2009	2008	2007
Noninterest bearing demand deposits	$105,182	$115,724	$132,765
Interest bearing demand deposits	89,172	87,711	91,948
Money market deposits	75,979	81,783	80,343
Savings deposits	51,743	47,596	48,502
Health savings deposits	896	818	586
Time deposits	314,367	328,629	301,129
Individual retirement accounts	47,770	40,032	33,889
Total deposits	$685,109	$702,293	$689,162

AVERAGE RATES PAID ON DEPOSITS

The following table sets forth average rates paid on categories of interest-bearing deposits for the periods indicated:

	Years Ended December 31,		
	2009	2008	2007
Interest bearing demand deposits	.14%	.34%	.38%
Money market deposits	1.03%	1.53%	2.99%
Savings deposits	.81%	1.29%	1.69%
Health savings deposits	1.85%	3.06%	3.75%
Time deposits	2.48%	3.85%	4.91%
Individual retirement account deposits	3.23%	4.20%	4.70%

MATURITIES OF TIME DEPOSITS

The following table sets forth the maturity of time deposits, in thousands of dollars, at December 31, 2009:

	Time Deposits of $100,000 or more	Time Deposits of Less Than $100,000	Total Time Deposits
Maturity within 3 months or less	$ 92,335	$ 45,763	$ 138,098
Over 3 through 6 months	49,851	44,944	94,795
Over 6 through 12 months	59,800	53,216	113,016
Over 12 months	28,018	12,703	40,721
Total	$230,004	$156,626	$386,630

RETURN ON EQUITY AND ASSETS

The following table presents certain ratios relating to the Company's equity and assets:

	Years Ended December 31,		
	2009	2008	2007
Return on average total assets(1)	.56%	1.04%	1.15%
Return on average stockholders' equity(2)	5.91%	10.65%	11.93%
Cash dividend payout ratio(3)	41.25%	49.07%	46.55%
Average equity to average assets ratio (4)	9.48%	9.78%	9.61%

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends per share divided by net income per share
(4) Average equity divided by average total assets.

SHORT-TERM BORROWINGS

Securities sold under repurchase agreements are short-term borrowings which generally mature within 180 days from the dates of issuance. No other category of short-term borrowings had an average balance outstanding during the reported period which represented 30 percent or more of stockholders' equity at the end of the period.

The following is a summary of securities sold under repurchase agreements outstanding at December 31 of each reported period, in thousands of dollars:

	December 31,		
	2009	2008	2007
Securities sold under agreement to repurchase	$104,654	$67,415	$60,936

The following information relates to outstanding securities sold under repurchase agreements during 2009, 2008, and 2007, in thousands of dollars:

	Maximum Amount Outstanding at Any Month End			Weighted Average Interest Rate at December 31,		
	2009	2008	2007	2009	2008	2007
Securities sold under agreement to repurchase	$114,267	$67,415	$72,927	.94%	1.86%	4.20%

	Years ended December 31,		
	2009	2008	2007
Securities sold under agreement to repurchase - average daily amount outstanding during the year	$101,286	$58,843	$68,276
Weighted average interest rate paid	1.11%	2.41%	4.10%

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CNB Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of CNB Corporation's internal control over financial reporting as of December 31, 2009. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2009, internal control over financial reporting was effective.

Elliott Davis, LLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on the Company's internal control over financial reporting, and a copy of Elliott Davis, LLC's report is included with this report.

Date: March 9, 2010



W. Jennings Duncan
President and Chief Executive Officer



L. Ford Sanders, II
Executive Vice President, Treasurer and
Chief Financial Officer

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200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Corporation and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2009, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 9, 2010 expressed an unqualified opinion on the effectiveness of CNB Corporation and subsidiary's internal control over financial reporting.

Elliott Davis LLC

Columbia, South Carolina
March 9, 2010



200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2009, based on criteria established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNB Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 9, 2010 expressed an unqualified opinion thereon.



Columbia, South Carolina
March 9, 2010

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

ASSETS	December 31, 2009	December 31, 2008
CASH AND DUE FROM BANKS	$ 25,879	$ 19,259
DUE FROM FEDERAL RESERVE BANK, BALANCE IN EXCESS OF REQUIREMENT	36,765	-
FEDERAL FUNDS SOLD	14,000	21,000
INVESTMENT SECURITIES AVAILABLE FOR SALE	214,615	194,214
INVESTMENT SECURITIES HELD TO MATURITY (Fair value $15,165 in 2009 and $9,570 in 2008)	14,949	9,758
OTHER INVESTMENTS, AT COST	3,041	3,024
LOANS	579,796	598,281
Less allowance for loan losses	9,142	7,091
Net loans	570,654	591,190
PREMISES AND EQUIPMENT	23,251	23,403
ACCRUED INTEREST RECEIVABLE	5,498	7,000
OTHER ASSETS	11,989	5,777
	$ 920,641	**$ 874,625**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 96,834	$ 100,560
Interest-bearing	608,436	578,659
Total deposits	705,270	679,219
Securities sold under repurchase agreements	104,654	67,415
United States Treasury demand notes	650	2,672
Federal Home Loan Bank advances	15,000	30,000
Short-term note payable	-	1,120
Dividends payable	2,096	4,355
Other liabilities	5,542	6,317
Total liabilities	833,212	791,098
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 11 and 12		
STOCKHOLDERS' EQUITY		
Common stock - $5 par value and $10 par value in 2009 and 2008, respectively; authorized 3,000,000 shares and 1,500,000 shares in 2009 and 2008, respectively; issued 1,677,233 and 829,518 shares in 2009 and 2008, respectively	8,386	8,295
Capital in excess of par value of stock	51,418	50,085
Retained earnings	26,620	23,649
Accumulated other comprehensive income	1,005	1,498
Total stockholders' equity	87,429	83,527
	$ 920,641	**$ 874,625**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2009	**2008**	**2007**
INTEREST INCOME			
Loans and fees on loans	$ 37,170	$ 40,431	$ 43,878
Investment securities			
Taxable	5,432	7,939	7,337
Nontaxable	1,219	1,080	901
Total interest on investment securities	6,651	9,019	8,238
Non-marketable equity securities			
Federal Reserve Bank dividend income	11	3	7
Federal Home Loan Bank dividend income	9	85	96
Total income on non-marketable equity securities	20	88	103
Federal funds sold	32	581	1,536
Federal Reserve Bank balances in excess of requirement	74	-	-
Total interest income	43,947	50,119	53,755
INTEREST EXPENSE			
Deposits	10,668	16,539	19,976
Securities sold under repurchase agreements	1,121	1,420	2,800
United States Treasury demand notes	-	22	74
Federal Home Loan Bank advances	332	205	8
Other short term borrowings	8	35	-
Total interest expense	12,129	18,221	22,858
Net interest income	31,818	31,898	30,897
PROVISION FOR LOAN LOSSES	8,748	2,533	1,145
Net interest income after provision for loan losses	23,070	29,365	29,752
NONINTEREST INCOME			
Service charges on deposit accounts	3,530	3,810	3,621
Other service and exchange charges	3,073	3,372	3,372
Gain on sale of investment securities available for sale	1,576	-	9
Gain/(loss) on sale of other real estate owned	(39)	6	-
Total noninterest income	8,140	7,188	7,002
NONINTEREST EXPENSES			
Salaries and wages	11,027	11,337	10,453
Pensions and other employee benefits	2,978	3,528	3,591
Occupancy	1,069	1,021	1,313
Furniture and equipment	2,244	2,026	2,025
Examination and professional fees	778	655	662
Office supplies	467	460	490
Credit card operations	793	824	953
FDIC deposit insurance assessments	1,648	239	80
Other operating expenses	3,026	3,018	2,452
Total noninterest expenses	24,030	23,108	22,019
Income before provision for income taxes	7,180	13,445	14,735
PROVISION FOR INCOME TAXES	2,113	4,488	5,015
Net income	**$ 5,067**	**$ 8,957**	**$ 9,720**
NET INCOME PER SHARE*	**$ 3.03**	**$ 5.36**	**$ 5.65**

*Adjusted for the effect of a two-for-one stock split issued during 2009.

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2009, 2008, and 2007
(amounts, except share data, in thousands)

	Common stock		Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income/(loss)	Total stockholders' equity
	Shares	Amount				
BALANCE, DECEMBER 31, 2006	785,279	$7,853	$42,913	$27,017	$(1,120)	$76,663
Net income	-	-	-	9,720	-	9,720
Cash dividend declared, $5.25 per share	-	-	-	(4,475)	-	(4,475)
10% stock dividend	77,848	778	12,376	(13,154)	-	-
Cash paid for fractional shares	-	-	-	(61)		(61)
Common shares repurchased, at an average per share price of $165.73, adjusted for the 10% stock dividend	(11,325)	(113)	(1,823)	-	-	(1,936)
Common shares sold, at an average per share price of $182.49, adjusted for the 10% stock dividend	304	3	53	-	-	56
Net change in unrealized holding gain, net of income taxes of $1,429	-	-	-	-	2,145	2,145
BALANCE, DECEMBER 31, 2007	852,106	8,521	53,519	19,047	1,025	82,112
Net income	-	-	-	8,957	-	8,957
Cash dividend declared, $5.25 per share	-	-	-	(4,355)	-	(4,355)
Common shares repurchased, at an average per share price of $161.98	(22,929)	(229)	(3,485)	-	-	(3,714)
Common shares sold, at an average per share price of $159.70	341	3	51	-	-	54
Net change in unrealized holding gain, net of income taxes of $315	-	-	-	-	473	473
BALANCE, DECEMBER 31, 2008	829,518	8,295	50,085	23,649	1,498	83,527
Net income	-	-	-	5,067	-	5,067
Cash dividend declared, $1.25 per share	-	-	-	(2,096)	-	(2,096)
Two-for-one stock split	838,741	-	-	-	-	-
Common shares repurchased, at an average per share price of $157.57, prior to the two-for-one stock split declared in October 2009	(10,080)	(99)	(1,489)	-	-	(1,588)
Common shares sold, at an average per share price of $158.07 prior to the two-for-one stock split declared in October 2009	19,054	190	2,822	-	-	3,012
Net change in unrealized holding gain, net of income tax benefit of $328	-	-	-	-	(493)	(493)
BALANCE, DECEMBER 31, 2009	1,677,233	$8,386	$51,418	$26,620	$ 1,005	$87,429

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2009	**2008**	**2007**
NET INCOME	$ 5,067	$ 8,957	$ 9,720
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gains on investment securities available for sale	500	473	2,151
Reclassification adjustments for gains included in net income	(993)	-	(6)
COMPREHENSIVE INCOME	**$ 4,574**	**$ 9,426**	**$ 11,865**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2009	2008	2007
OPERATING ACTIVITIES			
Net income	$ 5,067	$ 8,957	$ 9,720
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,538	1,330	1,285
Provision for loan losses	8,748	2,533	1,145
Provision/(benefit) for deferred income taxes	(880)	191	(479)
Discount accretion and premium amortization on investment securities	1,001	(820)	(299)
Gain on sale of investment securities available for sale	(1,576)	-	(9)
(Gain)/Loss on sale of foreclosed assets	39	(6)	-
Write-down on foreclosed assets	137	-	8
Changes in assets and liabilities:			
(Increase)/decrease in accrued interest receivable	1,502	396	(825)
(Increase)/decrease in other assets	(4,020)	(757)	869
Increase/(decrease) in other liabilities	(775)	(2,132)	1,861
Net cash provided by operating activities	10,781	9,692	13,276
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	55,192	-	2,315
Proceeds from maturities and calls of investment securities held to maturity	795	250	1,500
Proceeds from maturities and calls of investment securities available for sale	144,732	154,017	81,732
Purchases of investment securities held to maturity	(6,003)	(2,312)	(4,895)
Purchases of investment securities available for sale	(220,555)	(140,438)	(112,725)
Proceeds from sales of foreclosed assets	1,501	103	79
Net (increase)/decrease in loans	9,128	(27,151)	(7,683)
Purchase of equity securities	(17)	(727)	(596)
Net premises and equipment expenditures	(1,386)	(1,805)	(1,225)
Net cash used for investing activities	(16,613)	(18,063)	(41,498)
FINANCING ACTIVITIES			
Dividends paid	(4,355)	(4,475)	(4,123)
Net increase/(decrease) in deposits	26,051	(13,070)	17,237
Net increase/(decrease) in securities sold under repurchase agreements	37,239	6,479	(11,394)
Net increase/(decrease) in United States Treasury demand notes	(2,022)	295	(488)
Net increase/(decrease) in Federal Home Loan Bank advances	(15,000)	15,000	15,000
Net increase/(decrease) in other short-term borrowings	(1,120)	1,120	-
Cash paid for fractional shares	-	-	(61)
Common shares purchased	(1,588)	(3,714)	(1,936)
Common shares sold	3,012	54	56
Net cash provided by financing activities	42,217	1,689	14,291
Net increase/(decrease) in cash and cash equivalents	36,385	(6,682)	(13,931)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40,259	46,941	60,872
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 76,644	$ 40,259	$ 46,941
CASH PAID FOR			
Interest	$ 13,009	$ 20,352	$ 21,480
Income taxes	$ 2,113	$ 4,459	$ 5,086
SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES			
Change in unrealized gain/(loss) on securities available for sale, net of taxes	$ (822)	$ 789	$ 3,575
Real estate acquired through foreclosure	$ 2,660	$ 672	$ 64
Change in dividends payable	$ (2,259)	$ 119	$ 352

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** (the "Company") and its wholly-owned subsidiary, The Conway National Bank (the "Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Horry County, South Carolina and the Waccamaw Neck area of Georgetown County, South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company monitors concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. As of December 31, 2009, the Company had concentrations of loans to the following classes of borrowers or industries: land subdivision and development, lessors of residential buildings, and lessors of non-residential buildings. The amount of commercial purpose loans outstanding to these groups of borrowers as of December 31, 2009 was $25,114,000, $30,251,000, and $29,803,000, respectively. These amounts represented 26.75%, 32.22%, and 31.74% of Total Capital, as defined for regulatory purposes, for the same period, respectively.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans. Management monitors loans with loan-to-values in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities and maintains total loans with loan-to-value exceptions within regulatory limitations. Management monitors and manages other loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans within levels of risk acceptable to management. The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations, and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Continued

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, due from Federal Reserve, and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Financial Accounting Standards Board Accounting Standards Codification 320-10 (ASC 320-10), "*Investments in Debt Securities.*" This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for nonrefundable fees and certain direct costs associated with the origination of loans in accordance with ASC 310-20, "*Nonrefundable Fees and Other Costs*." Under ASC 310-20 nonrefundable fees and certain direct costs associated with the origination of loans are deferred and recognized as a yield adjustment over the contractual life of the related loans until such time that the loan is sold.

The Company accounts for impaired loans in accordance with ASC 310-10, "*Receivables.*" This standard requires that all creditors value loans at the lesser of the recorded balance or the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. The standard also requires creditors to provide additional disclosures for the recognition of interest income on an impaired loan.

Under ASC 310-10, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Continued

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, loans on non-accrual status, and restructured loans. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional principal and interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or estimated fair value. Any write-downs at the dates of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets and subsequent write-downs are included in noninterest expenses - other operating expenses. Gains and losses on disposal are included in noninterest income – gains and losses on disposition of other real estate owned.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Stock Split

During 2009, the Corporation affected a two-for-one common stock split, which resulted in the reduction of the par value of its common stock from $10 per share to $5 per share and the issuance of 838,741 additional shares. Net income per share for the years ended December 31, 2008 and 2007 has been adjusted for comparable presentation.

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $448,000, $537,000 and $508,000, were included in the Company's results of operations for 2009, 2008, and 2007, respectively.

Continued

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income taxes

Income taxes are accounted for in accordance with ASC 740-10, *"Income Taxes."* Under ASC 740-10, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized. ASC 740-10 also clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return.

Reclassifications

Certain amounts in the financial statements for the years ended December 31, 2008 and 2007 have been reclassified, with no effect on net income or stockholder's equity, to be consistent with the classifications adopted for the year ended December 31, 2009.

Net income per share

The Company computes net income per share in accordance with ASC 260-10, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 1,672,527 in 2009, 1,672,566 in 2008 and 1,722,130 in 2007. The Company does not have any dilutive instruments and therefore only basic net income per share is presented. Net income per share and the weighted average common shares outstanding have been adjusted for 2008 and 2007 to reflect the two-for-one stock split issued in 2009.

Fair values of financial instruments

ASC 820, *"Fair Value Measurements and Disclosures,"* requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. ASC 820 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

Continued

Fair values of financial instruments - continued

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks, due from the Federal Reserve, and interest bearing deposits with other banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value.

Loans - For variable rate loans that re-price frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements and U. S. Treasury demand notes.

Advances from the Federal Home Loan Bank – The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.

Off-balance sheet instruments - Fair values of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

ASU 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force" was issued in October, 2009 and provides guidance on accounting for products or services (deliverables) separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the Update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the update to have an impact on its financial statements.

Continued

Recently issued accounting standards - continued

ASU 2009-15, "Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing – a consensus of the FASB Emerging Issues Task Force," was issued in October, 2009 to provide for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity's own shares should be measured at fair value in accordance with prior guidance and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendment also requires several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendment are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company has no plans to issue convertible debt and, therefore, does not expect the update to have an impact on its financial statements.

ASU 2010-01, "Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force," was issued in January, 2010 to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

ASU 2010-2, "Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," was issued in January, 2010, as an amendment to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Continued

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or re-price at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk, as it relates to lending and real estate held for operating locations, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2009 and 2008 were approximately $2,001,000 and $2,638,000, respectively.

Continued

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are based on contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. The amortized cost, approximate fair value, and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2009			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
One to five years	$ 135,494	$ 945	$ 11	$ 136,428
Six to ten years	42,907	116	144	42,879
	178,401	1,061	155	179,307
State, county and municipal				
Within one year	1,381	13	-	1,394
One to five years	2,543	93	-	2,636
Six to ten years	16,563	442	68	16,937
Over ten years	4,010	62	-	4,072
	24,497	610	68	25,039
Mortgage backed				
Six to ten years	2,240	63	1	2,302
Over ten years	6,975	165	-	7,140
	9,215	228	1	9,442
Other investments				
CRA Qualified Investment Fund	780	-	-	780
Master Card International stock	11	-	-	11
Other	36	-	-	36
	827	-	-	827
Total available for sale	**$ 212,940**	**$ 1,899**	**$ 224**	**$ 214,615**
HELD TO MATURITY				
Government sponsored enterprises				
One to five years	$ 6,003	$ -	$ 17	$ 5,986
	6,003	-	17	5,986
State, county and municipal				
Within one year	645	5	-	650
One to five years	826	26	-	852
Six to ten years	6,232	161	28	6,365
Over ten years	1,243	69	-	1,312
	8,946	261	28	9,179
Total held to maturity	**$ 14,949**	**$ 261**	**$ 45**	**$ 15,165**

Continued

NOTE 3 - INVESTMENT SECURITIES

	December 31, 2008			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
Within one year	$ 3,725	$ 41	$ -	$ 3,766
One to five years	151,174	2,030	-	153,204
Six to ten years	14,522	583	-	15,105
	169,421	2,654	-	172,075
State, county and municipal				
Within one year	1,370	15	-	1,385
One to five years	4,243	133	-	4,376
Six to ten years	11,271	16	362	10,925
Over ten years	1,115		39	1,076
	17,999	164	401	17,762
Mortgage backed				
Six to ten years	507	18	-	525
Over ten years	3,021	63	-	3,084
	3,528	81	-	3,609
Other investments				
CRA Qualified Investment Fund	721	-	-	721
Master Card International stock	11	-	-	11
Other	36	-	-	36
	768	-	-	768
Total available for sale	**$ 191,716**	**$ 2,899**	**$ 401**	**$ 194,214**
HELD TO MATURITY				
State, county and municipal				
Within one year	$ 795	$ 11	$ -	$ 806
One to five years	1,481	9	8	1,482
Six to ten years	4,589	12	70	4,531
Over ten years	2,893	-	142	2,751
Total held to maturity	**$ 9,758**	**$ 32**	**$ 220**	**$ 9,570**

Continued

NOTE 3 - INVESTMENT SECURITIES, Continued

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008 (tabular amounts in thousands):

2009	Less than twelve months		Twelve months or more		Total	
AVAILABLE FOR SALE	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government sponsored enterprises	$ 24,224	$ 155	$ -	$ -	$ 24,224	$ 155
State, county, and municipal	1,405	68	-	-	1,405	68
Mortgage backed securities	88	1	-	-	88	1
Total	$ 25,717	$ 224	$ -	$ -	$ 25,717	$ 224
HELD TO MATURITY						
Government sponsored enterprises	$ 1,985	$ 17	$ -	$ -	$ 1,985	$ 17
State, county, and municipal	726	15	503	13	1,229	28
Total	$ 2,711	$ 32	$ 503	$ 13	$ 3,214	$ 45

2008	Less than twelve months		Twelve months or more		Total	
AVAILABLE FOR SALE	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
State, county, and municipal	$ 10,926	$ 401	$ -	$ -	$ 10,926	$ 401
Total	$ 10,926	$ 401	$ -	$ -	$ 10,926	$ 401
HELD TO MATURITY						
State, county, and municipal	$ 5,200	$ 219	$ -	$ -	$ 5,200	$ 219
Total	$ 5,200	$ 219	$ -	$ -	$ 5,200	$ 219

Securities classified as available-for-sale are recorded at fair market value. There were no unrealized losses consisting of securities in a continuous loss position for twelve months or more at December 31, 2009 and 2008.

Securities classified as held-to-maturity are recorded at cost. The Company owned one $516,000 par value municipal bond which had been in an unrealized loss position for twelve months or more at December 31, 2009. The Company does not intend to sell this security and it is more likely than not that the Company will not be required to sell this security before recovery of its amortized costs. There were no securities classified as held-to-maturity in an unrealized loss position for twelve months or more at December 31, 2008.

Investment securities with an aggregate par value of $207,233,000 ($210,905,000 fair value) at December 31, 2009 and $174,673,000 ($177,212,000 fair value) at December 31, 2008 were pledged to secure public deposits and for other purposes.

Continued

During 2009, $53,560,000 par value of available-for-sale securities were sold for a gain of $1,576,000. There were no sales of securities available-for-sale in 2008. During 2007, $2,315,000 of available-for-sale securities were sold for a gain of $9,000.

Management reviews securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Other Investments, at Cost

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2009	**2008**
Federal Reserve Bank	$ 116	$ 116
FHLB	2,925	2,908
	$ 3,041	**$ 3,024**

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major category (tabular amounts in thousands):

	December 31,	
	2009	**2008**
Real estate - mortgage	$ 375,741	$ 366,948
Real estate - construction	81,311	92,010
Commercial and industrial	74,565	89,348
Loans to individuals for household, family and other consumer expenditures	44,865	46,278
Agriculture	2,930	3,119
All other loans, including overdrafts	328	411
Unamortized deferred loan costs	56	167
	$ 579,796	**$ 598,281**

The Bank's loan portfolio consisted of $488,967,000 and $476,885,000 in fixed rate loans as of December 31, 2009 and 2008, respectively. Fixed rate loans with maturities in excess of one year amounted to $328,356,000 and $316,519,000 at December 31, 2009 and 2008, respectively.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2009	**2008**	**2007**
Balance, beginning of year	$ 7,091	$ 6,507	$ 6,476
Recoveries of loans previously charged against the allowance	1,078	533	332
Provided from current year's income	8,748	2,533	1,145
Loans charged against the allowance	(7,775)	(2,482)	(1,446)
Balance, end of year	**$ 9,142**	**$ 7,091**	**$ 6,507**

As of December 31, 2009, 2008, and 2007 loans individually evaluated and considered impaired under ASC 310-10 "Receivables" were as follows (tabular amounts in thousands):

	December 31,		
	2009	**2008**	**2007**
Total loans considered impaired	$13,578	$ 4,182	$ 886
Loans considered impaired for which there is a related allowance for loan loss:			
Outstanding loan balance	491	3,082	-
Related allowance established	176	572	-
Loans considered impaired and previously written down to fair value	13,065	1,075	861
Loans considered impaired and which are classified as troubled debt restructurings.	22	24	25
Average annual investment in impaired loans	6,412	1,613	780
Interest income recognized on impaired loans during the period of impairment.	7	2	5

Continued

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES - continued

At December 31, 2009 and 2008, non-accrual loans totaled $12,678,000 and $2,990,000, respectively. The total amount of interest earned on non-accrual loans was $318,000 in 2009, $103,000 in 2008 and $33,000 in 2007. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $953,000 in 2009, $288,000 in 2008, and $94,000 in 2007. Foregone interest on non-accrual loans totaled $635,000 in 2009, $185,000 in 2008, and $61,000 in 2007. The Company writes down any potential losses associated with non-accrual loans at the time such loans are placed in a non-accrual status. Accrued and unpaid current period interest income on non-accrual loans is reversed to current period income at the time a loan is placed in non-accrual status. Accrued and unpaid prior period interest income on non-accrual loans is charged to the Allowance for Loan Losses at the time the loan is placed in non-accrual status. Any payments received on loans placed in non-accrual status are applied first to principal. The Company does not recognize interest income on non-accrual loans on a cash basis.

At December 31, 2009 and 2008 the amount of loans ninety days or more past due and still accruing interest totaled $960,770 and $607,199, respectively. Loans ninety days or more past due and still accruing interest consist of consumer loans which are placed in non-accrual status at one hundred twenty days or more past due.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (amounts in thousands):

	2009	2008
Land and buildings	$ 26,315	$ 26,262
Furniture, fixtures and equipment	9,642	8,811
	35,957	35,073
Less accumulated depreciation and amortization	(12,706)	(11,789)
	23,251	23,284
Construction in progress	-	119
	$ 23,251	**$ 23,403**

Depreciation and amortization of premises and equipment charged to operating expense totaled $1,538,000 in 2009, $1,330,000 in 2008, and $1,285,000 in 2007.

Depreciation with regard to premises and equipment owned by the Company is recorded using the straight-line method over the estimated useful life of the related asset for financial reporting purposes. Estimated lives range from fifteen to thirty-nine years for buildings and improvements and from five to seven years for furniture and equipment. Estimated lives for computer software are typically five years. Estimated lives of Bank automobiles are typically five years. Estimating the useful lives of premises and equipment includes a component of management judgment.

NOTE 6 – OTHER REAL ESTATE OWNED

The following summarizes the activity in the other real estate owned for the years ended December 31, 2009 and 2008. Other real estate owned is included in "other assets."

	2009	2008
Balance, beginning of year	$ 639	$ 64
Additions - foreclosures	2,660	672
Proceeds from sales	(1,501)	(103)
Net gain/(loss) on sales	(39)	6
Write downs	(137)	-
Balance, end of year	**$ 1,622**	**$ 639**

NOTE 7 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2009	2008
Transaction accounts	$188,237	$186,911
Savings deposits	54,564	48,354
Insured money market accounts	75,839	76,411
Time deposits over $100,000	230,004	210,669
Other time deposits	156,626	156,874
Total deposits	$705,270	$679,219

Interest paid on certificates of deposit of $100,000 or more totaled $5,359,000 in 2009, $8,110,000 in 2008 and $8,944,000 in 2007.

At December 31, 2009, the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2010	$345,909
2011	25,797
2012	8,186
2013	3,782
2014 and after	2,956
	$386,630

The amount of overdrafts classified as loans at December 31, 2009 and 2008 were $328,000 and $411,000, respectively.

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular dollar amounts in thousands):

	At and for the year ended December 31,	
	2009	2008
Amount outstanding at year end	$ 104,654	$ 67,415
Average amount outstanding during year	101,286	58,843
Maximum outstanding at any month-end	114,267	67,415
Weighted average rate paid at year-end	.94%	1.86%
Weighted average rate paid during year	1.11%	2.41%

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained with an independent third party safekeeping agent. Government sponsored enterprise and municipal securities with a book value of $110,865,000 ($111,556,000 fair value) and $71,752,000 ($72,845,000 fair value) at December 31, 2009 and 2008, respectively, are pledged as collateral for the agreements.

NOTE 9 - LINES OF CREDIT

At December 31, 2009, the Bank had unused short-term lines of credit totaling $30,500,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond (FRB). The Bank may borrow up to $7,000,000 under the arrangement at varying rates set weekly by the FRB. The average rate paid by the Company under the arrangement was 0.00% for 2009. The note is secured by Federal agency securities with a market value of $3,018,000 at December 31, 2009. The amount outstanding under the note totaled $650,000 and $2,672,000 at December 31, 2009 and 2008, respectively.

The Bank also has a line of credit from the Federal Home Loan Bank (FHLB) for $50,734,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. The amount outstanding under the agreement totaled $15,000,000 and $30,000,000 at December 31, 2009 and 2008, respectively. The $15,000,000 outstanding at December 31, 2009 consists of three advances in the amounts of $5,000,000 each. Each $5,000,000 advance is due and payable in one payment on March 4, 2010, September 7, 2010, and March 4, 2011, respectively. Interest on these advances is payable monthly at 1.30%, 1.65%, and 2.07%, respectively.

NOTE 10 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 2,441	34.00%	$4,600	34.21%	$5,047	34.25%
Increase (decrease) in taxes resulting from:						
Tax exempt interest	(386)	(5.38)	(369)	(2.74)	(309)	(2.10)
State bank tax (net of federal benefit)	122	1.70	228	1.70	263	1.78
Other - net	(64)	(.89)	29	.21	14	.10
Tax provision	**$ 2,113**	**29.43%**	**$4,488**	**33.38%**	**$5,015**	**34.03%**

Continued

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (tabular amounts in thousands):

	December 31,	
	2009	**2008**
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 3,108	$ 2,411
Deferred compensation	543	548
Executive retirement plan	162	152
Interest on non-accrual loans	216	63
Other	165	124
Gross deferred tax assets	4,194	3,298
Less valuation allowance	-	-
Net deferred tax assets	4,194	3,298
Deferred tax liabilities:		
Depreciation for income tax reporting in excess of amount for financial reporting	(330)	(523)
Unrealized net gains on securities available for sale	(670)	(998)
Other	(140)	(186)
Gross deferred tax liabilities	(1,140)	(1,707)
Net deferred tax asset	**$ 3,054**	**$ 1,591**

The net deferred tax asset is included in other assets at December 31, 2009 and 2008.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2009 tax benefit of $328,000 and the 2008 tax expense of $315,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit or expense.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	For the years ended December 31,		
	2009	**2008**	**2007**
Income taxes currently payable			
Federal	$ 3,063	$ 4,336	$ 4,588
State	185	346	400
	3,248	4,682	4,988
Net deferred income tax (benefit)/expense	(1,135)	(194)	27
Provision for income taxes	**$ 2,113**	**$ 4,488**	**$ 5,015**

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contractual value of the Bank's off-balance sheet financial instruments is as follows as of December 31, 2009 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 44,732
Standby letters of credit	$ 2,369

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

At December 31, 2009, the Bank was obligated under a non-cancelable lease for a billboard contract that had initial or remaining terms of more than one year. Future minimum payments under this agreement at December 31, 2009 were (tabular amounts in thousands):

Payable in year ending	Amount
2010	$ 2
2011	2
2012	2
2013 and thereafter	4
Total future minimum payments required	$ 10

Lease payments under all operating leases charged to expense totaled $2,000 in 2009, $5,000 in 2008 and $6,000 in 2007. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

NOTE 13 - RESTRICTION ON DIVIDENDS

Payment of dividends is within the discretion of the Board of Directors, and the ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2009, the Bank's retained earnings were $81,308,000.

NOTE 14 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and have loan and deposit transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Loans and commitments are made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and do not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2009	**2008**
Balance, beginning of year	$ 1,624	$ 1,956
New loans	631	343
Less loan payments	255	675
Balance, end of year	**$ 2,000**	**$ 1,624**

Deposits by directors and executive officers of the Company and the Bank, and associates of such persons totaled $10,168,000 and $12,478,000 at December 31, 2009 and 2008, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2009, 2008 and 2007, $380,000, $579,000 and $712,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

The ESI plan provides a life insurance benefit on the life of the covered officer payable to the officer's beneficiary. The plan also provides a retirement stipend to certain officers. For the years ended December 31, 2009, 2008, and 2007, the Bank had $290,518, $51,888 and $96,056 in income and $53,678, $50,436 and $111,256 of expense associated with this plan, respectively. The LTDC plan provides cash awards to certain officers payable upon death, retirement, or separation from service. The awards are made in dollar increments equivalent to the value of the Company's stock at the time of the award. The Bank maintains the value of awards in amounts equal to the current market value of the Company's stock plus any cash dividends paid. Such plans are commonly referred to as phantom stock plans. For the years ended December 31, 2009, 2008 and 2007, $81,947, $179,493 and $223,630, respectively, was charged to operations under the plan.

NOTE 16 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2009, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

CNB Corporation

	Actual		For capital adequacy purposes Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**
As of December 31, 2009				
Total capital (to risk weighted assets)	$ 93,892	15.76%	$ 47,663	8.00%
Tier 1 capital (to risk weighted assets)	86,424	14.51	23,831	4.00
Tier 1 capital (to average assets)	86,424	9.37	36,906	4.00
As of December 31, 2008				
Total capital (to risk weighted assets)	$ 89,119	14.67%	$ 48,607	8.00%
Tier 1 capital (to risk weighted assets)	82,028	13.50	24,304	4.00
Tier 1 capital (to average assets)	82,028	9.56	34,312	4.00

The Conway National Bank

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2009						
Total capital (to risk weighted assets)	$ 92,647	15.55%	$ 47,660	8.00%	$ 59,575	10.00%
Tier 1 capital (to risk weighted assets)	85,179	14.30	23,830	4.00	35,745	6.00
Tier 1 capital (to average assets)	85,179	9.23	36,905	4.00	46,130	5.00
As of December 31, 2008						
Total capital (to risk weighted assets)	$ 89,428	14.72%	$ 48,604	8.00%	$ 60,755	10.00%
Tier 1 capital (to risk weighted assets)	82,337	13.55	24,302	4.00	36,453	6.00
Tier 1 capital (to average assets)	82,337	9.60	34,311	4.00	42,889	5.00

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2009		2008	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and due from banks and Federal Reserve balance in excess of requirement	$ 62,644	$ 62,644	$ 19,259	$ 19,259
Federal funds sold	14,000	14,000	21,000	21,000
Investment securities available for sale	214,615	214,615	194,214	194,214
Investment securities held to maturity	14,949	15,165	9,758	9,570
Other investments	3,041	3,041	3,024	3,024
Loans (net)	570,654	582,536	591,190	605,602
FINANCIAL LIABILITIES				
Deposits	705,270	706,013	679,219	680,172
Securities sold under repurchase agreements	104,654	104,654	67,415	67,415
Federal Home Loan Bank advance	15,000	15,012	30,000	30,000
U.S. Treasury demand notes	650	650	2,672	2,672
Other short-term borrowings	-	-	1,120	1,120
	Notional Amount		**Notional Amount**	
OFF-BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	$ 44,732		$ 53,838	
Standby letters of credit	2,369		2,111	

Accounting standards require disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

The accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value on a recurring or non-recurring basis:

Investment Securities Available for Sale

Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange or by dealers or brokers in active over-the-counter markets. Level 2 securities include securities issued by government sponsored enterprises, municipal securities, and mortgage-backed securities issued by government sponsored enterprises. Generally these fair values are priced from established pricing models.

Loans

Loans that are considered impaired are recorded at fair value on a non-recurring basis. Once a loan is considered impaired, the fair value is measured using one of several methods, including collateral liquidation value, market value of similar debt and discounted cash flows. Those impaired loans not requiring a specific charge against the allowance represent loans for which the fair value of the expected repayments or collateral meet or exceed the recorded investment in the loan. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the underlying collateral. When the Company records the fair value based upon a current appraisal, the fair value measurement is considered when a current appraisal is not available or there is estimated further impairment the measurement is considered a Level 3 measurement.

Other Real Estate Owned (OREO)

Other real estate owned is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the other real estate owned as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate owned as non-recurring Level 3.

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

Assets and liabilities measured at fair value on a recurring basis for December 31, 2009 and 2008 are presented in the following table (dollars in thousands):

2009	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities	$ -	$ 214,615	$ -
2008			
Available-for-sale securities	$ -	$ 194,214	$ -

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the valuation hierarchy (as described above) as of December 31, 2009 and 2008 for which a nonrecurring change in fair value was recorded during the years ended December 31, 2009 and 2008.

2009	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Other real estate owned	$ -	$ 1,622	$ -
Impaired loans	$ -	$ 13,556	$ -
	$ -	$ 15,178	$ -
2008			
Other real estate owned	$ -	$ 639	$ -
Impaired loans	$ -	$ 4,158	$ -
	$ -	$ 4,797	$ -

NOTE 18 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2009	**2008**
ASSETS		
Cash	$ 3,259	$ 5,142
Investment in subsidiary	86,184	83,835
Other assets	82	37
	$ 89,525	$ 89,014
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 2,096	$ 4,355
Short term borrowings	-	1,120
Other liabilities	-	12
Stockholders' equity	87,429	83,527
	$ 89,525	$ 89,014

Continued

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
INCOME	**2009**	**2008**	**2007**
Dividend from bank subsidiary	$ 2,322	$ 5,032	$ 5,129
Other income	46	284	199
EXPENSES			
Interest expense	7	35	-
Legal	43	-	27
Sundry	31	17	17
Other	62	64	54
Income before equity in undistributed net income of bank subsidiary	2,225	5,200	5,230
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	2,842	3,757	4,490
Net income	**$ 5,067**	**$ 8,957**	**$ 9,720**

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
OPERATING ACTIVITIES	**2009**	**2008**	**2007**
Net income	$ 5,067	$ 8,957	$ 9,720
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(2,842)	(3,757)	(4,490)
Net change in other liabilities	(12)	12	-
Net change in other assets	(45)	-	-
Net cash provided by operating activities	2,168	5,212	5,230
INVESTING ACTIVITIES			
Sale of land	-	1,109	-
Net cash provided by investing activities	-	1,109	-
FINANCING ACTIVITIES			
Dividends paid	(4,355)	(4,475)	(4,123)
Common shares repurchased	(1,588)	(3,714)	(1,936)
Common shares sold	3,012	54	56
Cash paid for fractional shares	-	-	(61)
Change in short term borrowings	(1,120)	1,120	-
Net cash used for financing activities	(4,051)	(7,015)	(6,064)
Net (decrease) in cash	(1,883)	(694)	(834)
CASH, BEGINNING OF THE YEAR	5,142	5,836	6,670
CASH, END OF THE YEAR	$ 3,259	$ 5,142	$ 5,836

Continued

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2009 and 2008 is as follows (amounts, except per share data, in thousands):

2009	**Quarter ended**			
	March 31	**June 30**	**September 30**	**December 31**
Interest income	$ 11,254	$ 11,163	$ 10,821	$ 10,709
Interest expense	3,386	3,053	2,897	2,793
Net interest income	7,868	8,110	7,924	7,916
Provision for loan losses	1,231	3,095	2,221	2,201
Net interest income after provision for loan losses	6,637	5,015	5,703	5,715
Noninterest income	1,892	2,484	1,902	1,862
Noninterest expenses	5,671	6,333	5,699	6,327
Income before income taxes	2,858	1,166	1,906	1,250
Income taxes	920	325	614	254
Net income	**$ 1,938**	**$ 841**	**$ 1,292**	**$ 996**
Net income per share	**$ 1.17**	**$ .50**	**$ .77**	**$ .59**
Weighted average shares outstanding	**1,657,784**	**1,673,194**	**1,680,612**	**1,678,514**

2008	**Quarter ended**			
	March 31	**June 30**	**September 30**	**December 31**
Interest income	$ 13,680	$ 12,428	$ 12,050	$ 11,961
Interest expense	5,694	4,660	4,050	3,817
Net interest income	7,986	7,768	8,000	8,144
Provision for loan losses	359	495	500	1,179
Net interest income after provision for loan losses	7,627	7,273	7,500	6,965
Noninterest income	1,845	1,728	2,047	1,568
Noninterest expenses	5,637	5,824	5,917	5,730
Income before income taxes	3,835	3,177	3,630	2,803
Income taxes	1,295	1,040	1,245	908
Net income	**$ 2,540**	**$ 2,137**	**$ 2,385**	**$ 1,895**
Net income per share(1)	**$ 1.50**	**$ 1.28**	**$ 1.43**	**$ 1.14**
Weighted average shares outstanding(1)	**1,697,872**	**1,668,528**	**1,665,794**	**1,660,070**

(1) Adjusted for the effect of a two-for-one stock split issued during 2009.

NOTE 20 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

CNB CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS:

James W. Barnette, Jr.
Surfside Rent Mart, Inc.

William R. Benson
Senior Vice President
The Conway National Bank

Harold G. Cushman, Jr.
Chairman of the Board of CNB Corporation and The Conway National Bank; Retired President of Dargan Construction Company

Harold G. Cushman, III
Executive Vice President, Chief Operating Officer, and Director, Dargan Construction Company, Inc.

W. Jennings Duncan
President and CEO of CNB Corporation and The Conway National Bank

Edward T. Kelaher
Rector of All Saints Parish, Waccamaw Episcopal Church; Attorney, Of Counsel, Kelaher, Connell & Connor, P.C.

William O. Marsh
President, Palmetto Chevrolet Co., Inc.

George F. Sasser
Retired Athletic Director, Coastal Carolina University

Lynn Gatlin Stevens
Shareholder, McNair Law Firm

John C. Thompson
Retired Attorney
Law Firm of Thompson & Henry

CNB CORPORATE OFFICERS:

W. Jennings Duncan
President and CEO

L. Ford Sanders, II
Executive Vice President, Treasurer, and CFO

Virginia B. Hucks
Vice President and Secretary

THE CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan
President

L. Ford Sanders, II
Executive Vice President

William R. Benson
Senior Vice President

Marion E. Freeman, Jr.
Senior Vice President

Phillip H. Thomas
Senior Vice President

M. Terry Hyman
Senior Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

Betty M. Graham
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Janice C. Simmons
Vice President

Patricia C. Catoe
Vice President

W. Michael Altman
Vice President

Boyd W. Gainey, Jr.
Vice President

William Carl Purvis
Vice President

Bryan T. Huggins
Vice President

Virginia B. Hucks
Vice President

W. Page Ambrose
Vice President

L. Ray Wells
Vice President

L. Kay Benton
Vice President

Richard A. Cox
Vice President

Gail S. Sansbury
Vice President

Roger L. Sweatt
Vice President

Tammy S. Scarberry
Vice President

Timothy L. Phillips
Assistant Vice President

Helen A. Johnson
Assistant Vice President

Elaine H. Hughes
Assistant Vice President

Gwynn D. Branton
Assistant Vice President

D. Scott Hucks
Assistant Vice President

Carlis L. Causey
Assistant Vice President

Jeffrey P. Singleton
Assistant Vice President

C. Joseph Cunningham
Assistant Vice President

Rebecca G. Singleton
Assistant Vice President

Doris B. Gasque
Assistant Vice President

John H. Sawyer, Jr.
Assistant Vice President

John M. Proctor
Assistant Vice President

Sherry S. Sawyer
Banking Officer

Josephine C. Fogle
Banking Officer

Debra B. Johnston
Banking Officer

Freeman R. Holmes, Jr.
Banking Officer

Jennie L. Hyman
Banking Officer

Marsha S. Jordan
Banking Officer

Sylvia G. Dorman
Banking Officer

Marcie T. Shannon
Banking Officer

Caroline P. Juretic
Banking Officer

Sheila A. Johnston
Banking Officer

Nicole White
Banking Officer

Janet F. Carter
Banking Officer

Dawn L. DePencier
Banking Officer

Steven D. Martin
Banking Officer

Carol M. Butler
Banking Officer

W. Eugene Gore, Jr.
Banking Officer

James P. Jordan, III
Banking Officer

Bonita H. Smalls
Banking Officer

THE CONWAY NATIONAL BANK
MANAGERS, SUPERVISORS, AND PROFESSIONAL STAFF:

Loren C. Anderson
Merchant Representative

Peggy V. Anderson
Branch Operations Manager

Christy L. Broughton
Teller Trainer Coordinator

Russell L. Brown
Purchasing Supervisor

P. Alex Clayton, Jr.
Operations Management Assistant

Pamela M. Clifton
Loan Specialist

E. Paige Daugherty
Loan Review Analyst

Theresa R. Hall
Loan Review Analyst

W. Kyle Hawley
Lender

Angela H. Hearl
Senior Credit Analyst

Vickie D. Hearl
Financial Administrative Assistant

Terrance A. Herriott
Lender

Sue D. Hilbourn
Loan Specialist

Jeremy L. Hyman
Lender

Suzette G. Jackson
Branch Operations Manager

Deborah R. Johnson
Mortgage Loan Originator

Gail S. Jordan
Collections Administrative Specialist

Margaret P. Kamp
Loan Specialist

Pamela A. Lampley
Security Specialist

Patsy H. Martin
Wire Transfer Supervisor

Patricia L. McCracken
Mortgage Loan Originator

Bradley M. McNeill
Network Specialist

Brent J. Musick
Lender

Ivey J. Onley
Maintenance Supervisor

Stephanie D. Owens
Branch Operations Manager

Amy S. Patel
Mortgage Loan Originator

Adam C. Rabon
Lender

Amber R. Rabon
Auditor

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Operations Specialist

Renee Smith
Branch Operations Manager

Wanda A. Tompkins
Cash Operations Manager

Matthew A. Turbeville
Lender

Jo Ann S. Ward
Branch Operations Manager

Jared R. Williams
Network Specialist

Sheila F. Worrell
Accounts Payable/Payroll Specialist

OPERATIONS AND ADMINISTRATION CENTER

Loren C. Anderson
Pamela Anderson
Kristina L. Baker
Joyce C. Benton
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Shauna K. Cain
Deanna S. Cannon
Frances E. Carroll

OPERATIONS AND ADMINISTRATION CENTER *Continued*

Jay A. Caskey
Patricia C. Catoe
Lora W. Chitwood
Lauren B. Clark
P. Alex Clayton, Jr.
E. Paige Daugherty
Tiffany C. Dixon
Jennifer P. Dorman
W. Jennings Duncan
Margie M. Faust
Regina A. Feagin
Wanda L. Floyd
Josephine C. Fogle
Debra L. Fralix
Bonnie B. Galloway
Doris B. Gasque
Catherine J. Gibson
A. Mitchell Godwin
W. Eugene Gore, Jr.
Betty M. Graham
Donna M. Graves
Theresa R. Hall
Kim F. Hardee
Mendy L. Hardwick
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Blake H. Hendrick
Johnny L. Holden
Freeman R. Holmes
F. Timothy Howell
D. Scott Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Renee M. Hyman
Lynette F. Jackson
Judith M. James
Christina M. Jelinek
Jonathan L. Jenerette
Sheila A. Johnston
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela A. Lampley
Pamela B. Lane
Renee L. Larrimore
Ginger E. Lee
Patsy H. Martin
Steven D. Martin
Bradley M. McNeill
Raymond D. Meeks
Sylvia J. Miller
Ivey J. Onley
Timothy L. Phillips
John M. Proctor
William C. Purvis
Amber R. Rabon
Teresa G. Rabon
Sara C. Richardson
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Gary A. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Joyce J. Smith
Jackie C. Stevens
E. Wayne Suggs
Torey T. Sumpter
Roger L. Sweatt
Mary A. Tanner
Phillip H. Thomas
Crystal C. Todd
Cynthia D. Townsend
Eddie C. Tyler
Tiffany D. Tyler
Jammie L. Weaver
Jared R. Williams
Kimberley A. Witt
Sheila F. Worrell

CONWAY BANKING OFFICE

Angela D. Allen
W. Michael Altman
William R. Benson
Carol M. Butler
Jennifer L. Butler
Janet F. Carter
Carlis L. Causey
Casey M. Chestnut
Christine D. Dukes
Whitney C. Dunn
Alison L. Faulk
Lydia A. Fore
Boyd W. Gainey
Lori A. Hagerud
Mary G. Hardwick
Anita S. Hardy
Latoya H. Hemingway
Sue D. Hilbourn
Anita C. Hinson
Melissa J. Hinson
Jeremy L. Hyman
Jordan W. Hyman
M. Terry Hyman
Deborah R. Johnson
Shayla R. Johnson
Patricia L. McCracken
Geri L. Obenour
Cynthia J. Richardson
Gail S. Sansbury
Bonita H. Smalls
Lindsey R. Squires
Brandy M. Sutherland
Lisa B. Thompkins
Wanda A. Tompkins
Matthew A. Turbeville

SURFSIDE

Lori E. Avant
L. Kay Benton
Debra D. Chandler
Katie S. Cook
Richard A. Cox
Deborah A. Downs
W. Kyle Hawley
Connie S. Howard
Helen J. Johnson
Margaret C. Kamp
Virginia D. Koblitz
Frances L. Kopp
Christina P. Mango
Patricia E. Mulcahy
Sheri L. Polasky
Lori M. Schuessler
Jesse C. Williamson

NORTHSIDE

Dawn L. DePencier
Suzette B. Jackson
Jackie M. Lee
Jana E. Lee
Racheal V. Mishoe
Nicolas R. Smith
Kimberly D. Ward

MAIN STREET

Sylvia G. Dorman
Gloria B. Johnson
Geraldine P. Owens

RED HILL

Matthew D. Brooks
Patty J. Elvis
Danita A. Grainger
Melanie M. Green
Vicky D. Grissett
Heather A. Hayes
Alisha C. Johnson
Nina T. O'Brien
Janice C. Simmons
Jo Ann S. Ward

SOCASTEE

Melissa G. Cornett
Lisa M. LeCours
Stacey L. Mattern
Brent J. Musick
Jamie D. Rabon
Tiga M. Wells
Melissia H. Wilson

AYNOR

W. Page Ambrose
Kindal L. Anderson
Penny L. Baker
Joye E. Jackson
Charlotte A. Johnson
Summer N. Johnson
Kimberly A. Lawson
Stephanie D. Owens

MYRTLE BEACH

Pamela M. Clifton
Sharon P. Coker
Natalie J. Forte
Marion E. Freeman, Jr.
Courtney A. Hasty
Terrance A. Herriott
Jennifer A. Hooks
Caroline P. Juretic
Jessica R. Kirby
Summer S. Layton
Karen R. Martin
Amy S. Patel
Emily G. Prosser
John H. Sawyer, Jr.
Tammy S. Scarberry
Mary F. Shipley
Carmen L. Thorpe
Brandi M. Watts
L. Ray Wells
Angela H. Williams

WEST CONWAY

Paula H. Allen
Amber M. Alsdorf
Mellonie O. Doyle
Marceinia G. Hasty
Lee R. Macklen
Jennifer A. Pruett
Catherine A. Silvey
Jeffrey P. Singleton
Melvina T. Spain

NORTH CONWAY

Monica G. Altman
Meredith L. Bowers
S. Camille Hucks
Amber C. Nealy
Adam C. Rabon
Karen C. Singleton
Dominique J. Vereen
Kaci M. Williams

MURRELLS INLET

Amanda M. Bair
DeEtta L. Deegan
Laura C. Emmert
Sandy A. Fusco
Patricia G. Hilliard
Debra B. Johnston
James P. Jordan, III
Krista King
K. Diane Miller

NORTH MYRTLE BEACH

Peggy V. Anderson
Vanessa L. Bagwell
Patricia F. Bartlett
C. Joseph Cunningham
Sue T. Knitz
Gloria A. Moultrie
Susan S. Stephens

LITTLE RIVER

Teresa A. Carter
Angela P Humphries
Nichole H. Parker
Renee Smith
Stephen D. Wayne

PAWLEYS ISLAND

Virginia A. Schrader
Sandra K. Stanzione
Mary E. Underwood
Nicole White

PART-TIME EMPLOYEES

Barbara L. Alston
Jordan K. Cribb
Angela M. Duncan
Brittany D. Floyd
Rebecca C. Hardee
Angela B. Turner


CNB

Since 1903